UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                WellChoice, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   949475 10 7
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1(b)

        |_| Rule 13d-1(c)

        |X| Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 949475 10 7                    13G                  Page 1 of 10 Pages
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1.   NAME OF REPORTING PERSON
         The New York Public Asset Fund
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         32-0041780
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |_|
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION New York
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                   5. SOLE VOTING POWER
                      52,001,903*
   NUMBER OF     ---------------------------------------------------------------
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY     6. SHARED VOTING POWER
    OWNED BY          0
      EACH       ---------------------------------------------------------------
   REPORTING     ---------------------------------------------------------------
     PERSON        7. SOLE DISPOSITIVE POWER
      WITH            52,001,903*
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                      0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     52,001,903
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                            |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     61.9%
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12.  TYPE OF REPORTING PERSON
     OO
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______________
* Does not include one share of Class B common stock, which is not a registered security pursuant to Section 12 of the Securities Exchange Act of 1934. The New York Public Asset Fund's ability to vote and dispose of 47,827,382 shares of common stock is restricted by the Voting Trust and Divestiture Agreement dated November 7, 2002 by and among WellChoice, Inc., The New York Public Asset Fund and The Bank of New York, as Trustee, and the Amended and Restated Certificate of Incorporation of WellChoice, Inc. See Item 4, "Ownership."

     This amended and restated statement on Schedule 13G constitutes the first amendment to the Schedule 13G filed by The New York Public Asset Fund with the Securities and Exchange Commission on February 13, 2003.

Item 1(a).  Name of Issuer:

     WellChoice, Inc., a Delaware corporation ("WellChoice")

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The address of WellChoice's principal executive office is 11 West 42nd Street, New York, New York 10036.

Item 2(a).  Name of Person Filing:

     The New York Public Asset Fund (the "Fund")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the Fund's principal business office is The New York Public Asset Fund, c/o LeBoeuf, Lamb, Greene & MacRae, L.L.P., 125 West 55th Street, New York, New York 10019-5389, Attn: Alexander M. Dye.

Item 2(c).  Citizenship:

     The Fund is a New York entity, which was established under Chapter One of the New York Laws of 2002 -- Section 4301(j) and Section 7317 of the New York Insurance Law.

Item 2(d).  Title of Class of Securities:

     common stock

Item 2(e).  CUSIP Number:

     949475 10 7

Item 3. If This Statement is Being Filed Pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

  (a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).

  (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

  (e) [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

  (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     Not applicable

Item 4. Ownership:

     (a) Amount beneficially owned: As of December 31, 2004, the Fund beneficially owned 52,001,903 shares of the common stock, $0.01 par value per share (the "Common Stock"), of WellChoice. The Fund is the record owner of 4,174,521 of such shares of Common Stock, and The Bank of New York, as Trustee, (the "Trustee"), under the Voting Trust and Divestiture Agreement (the "Voting Trust Agreement") dated November 7, 2002 by and among WellChoice, the Fund and the Trustee, is the record owner of 47,827,382 of such shares of Common Stock, which it holds for the benefit of the Fund. A copy of the Voting Trust Agreement is filed as Exhibit A hereto and is incorporated by reference herein.

     (b)  Percent of class: 61.9%.

     (c)  Number of shares as to which the Fund has:

          (i)    Sole power to vote or to direct the vote: 52,001,903

          (ii)   Shared power to vote or to direct the vote: 0

          (iii)  Sole power to dispose or to direct the disposition: 52,001,903

          (iv)   Shared power to dispose or to direct the disposition: 0

     The Fund's ability to vote and dispose of 47,827,382 shares of Common Stock is restricted by the Voting Trust Agreement and the Amended and Restated Certificate of Incorporation of WellChoice, Inc. (the "Certificate of Incorporation"). The following descriptions of the Voting Trust Agreement and the Certificate of Incorporation are subject to and qualified in their entirety by reference to the detailed provisions of the Voting Trust Agreement and Certificate of Incorporation, copies of which are filed as Exhibits A and B hereto, respectively, and incorporated by reference herein.

     Voting Trust Agreement:

     WellChoice is a party to license agreements with the Blue Cross and Blue Shield Association (the "BCBSA") to use the Blue Cross and Blue Shield names and service marks. These agreements require WellChoice to impose limitations on the amount of Common Stock that may be owned by a stockholder in order to maintain its independence from the control of any single stockholder or group of stockholders.

The Fund owns an amount of Common Stock that exceeds such limitations. In order to obtain the BCBSA's waiver of such limitations, the Fund entered into the Voting Trust Agreement.

     Under the Voting Trust Agreement, the Fund must deposit with the Trustee all of the outstanding shares of Common Stock owned by it, except an amount equal to one share less than five percent of the issued and outstanding shares of Common Stock. The Fund has 47,827,382 shares of Common Stock in the voting trust. These shares will remain subject to the Voting Trust Agreement until the Fund sells them or the Voting Trust Agreement terminates. The remaining shares of Common Stock owned by the Fund are not subject to the Voting Trust Agreement.

     Under the Voting Trust Agreement, the Trustee will vote the shares of Common Stock owned by the Fund which are held in the voting trust for nominees for director as approved by a majority of the independent members of WellChoice's board of directors and the Trustee will vote against any nominee for director for whom no competing candidate has been nominated or selected by a majority of the independent members of WellChoice's board of directors. Regarding employee compensation plans for which stockholder approval is sought or a precatory stockholder proposal (that is, an advisory proposal made by a stockholder pursuant to Rule 14a-8 under the Securities Exchange Act that merely recommends or requests that WellChoice or its board of directors take certain actions), the Trustee will vote all the shares of Common Stock owned by the Fund which are held in the voting trust in the same proportions as the shares voted by all holders of Common Stock, other than the voting trust, the Fund and directors, officers, trustees of any of WellChoice's employee benefit plans and any such plans of affiliates of WellChoice. Unless initiated by or with the consent of a majority of the independent members of WellChoice's board, the Trustee will vote against removal of any of the directors of WellChoice. On change of control proposals submitted to stockholders by WellChoice's board of directors, the Trustee will vote all the shares of Common Stock owned by the Fund that are held in the voting trust in accordance with the direction of the Fund, in its sole discretion. On all other matters the Trustee will vote as recommended by a majority of the independent members of WellChoice's board of directors. Except as described below, the Fund will not, and will not encourage WellChoice's board of directors, or any other person or entity, to nominate any persons to or appoint any individual to fill any vacancy on WellChoice's board of directors other than a person nominated by a majority of the independent members of WellChoice's board of directors.

     Under the Voting Trust Agreement, the Fund must sell the shares deposited in the voting trust so that it owns less than:

     o 50% of the outstanding shares of Common Stock by November 14, 2005, subject to extension;

     o 20% of the outstanding shares of Common Stock by November 14, 2007, subject to extension; and

     o 5% of the outstanding shares of Common Stock by November 14, 2012, subject to extension.

     The BCBSA will have the sole and absolute authority and discretion to determine whether to grant an extension, except that the divestiture deadlines automatically extend for the length of blackout periods under the Registration Rights Agreement dated November 7, 2002, by and among WellChoice, the Fund and The New York Charitable Asset Foundation, if any, occurring within 180 days prior to the end of the applicable deadline.

     The Fund may dispose of these shares only in a manner that would not violate the ownership limits and requirements contained in the Certificate of Incorporation. While the Fund owns shares in excess of the ownership limit, the Fund will not tender or sell any shares of Common Stock to any person if, to the knowledge of the Fund's board members, such person, prior to the sale, owned an amount of Common Stock in excess of the applicable ownership limit or if such a sale would cause such person to beneficially own an amount of shares of Common Stock in excess of the applicable ownership limit. The Fund also may not acquire beneficial ownership of any more of shares of Common Stock, unless it receives the shares in a stock split, restructuring or other similar transaction.

     While the Fund owns shares in excess of the ownership limit, it may not sell, tender or offer to sell or tender to any person, any shares of Common Stock in response to any tender offer, merger or any proposal or offer to acquire any shares of Common Stock or WellChoice's assets that is opposed by a majority of WellChoice's independent directors.

     The Fund may not solicit proxies from WellChoice's stockholders or become a participant in any solicitation of proxies from WellChoice's stockholders or initiate or solicit any stockholder proposals to WellChoice.

     If the Fund fails to own less than 50% of outstanding shares of the capital stock of WellChoice by November 14, 2005, 20% of the outstanding shares the capital stock of WellChoice by November 14, 2007 or 5% of the outstanding shares the capital stock of WellChoice by November 14, 2012, subject to any extensions, then all the shares the Fund holds in excess of the applicable ownership limit will be placed with a third party sales agent who will arrange for the sale of such excess shares in as prompt a manner as will be commercially reasonable. Until sold, the Trustee will vote these excess shares in accordance with the recommendation of an independent majority of WellChoice's board of directors on all matters.

     The Fund may not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to or have any discussions, meetings or other communications with, any person with respect to change of control transactions; provided, however, that the Fund may have discussions, meetings or other communications with any person who has made a change of control proposal that is approved by WellChoice's board of directors.

     The Fund may not publicly allege or initiate or join any litigation that alleges that the ownership limitations and other restrictions on the Fund set forth in the Certificate of Incorporation, WellChoice's bylaws or the Voting Trust Agreement are not enforceable in accordance with their terms, that WellChoice's board of directors should not enforce such limitations or restrictions, or that WellChoice's board of directors should approve, adopt, disapprove or abandon any proposal for a sale of WellChoice.

     For so long as the Fund owns 5% or more of the outstanding capital stock of WellChoice, but in no event later than November 7, 2007, the Fund will have the right to present a slate of three candidates for WellChoice's board of directors, each of whom must meet certain independence criteria and other qualifications, and WellChoice's board of directors must select one of these candidates for election as a director, provided WellChoice's board of directors may reject all candidates, subject to the Fund's right to produce a new slate. This director's term will expire in 2005, provided that if this provision is still in effect upon the expiration of this director's term, the Fund will have the right to propose a new member. If the director resigns prior to the end of his or her term, the Fund will be entitled to propose a new member in accordance with these procedures.

     For so long as the Fund owns 20% or more of the outstanding capital stock of WellChoice, the Fund will have certain rights to receive information about WellChoice from its designee to WellChoice's board of directors. The Fund's right to receive any information will be subject to its entering into arrangements with WellChoice concerning confidentiality, compliance with federal securities laws and other related matters.

     For so long as the Fund owns 20% or more of the outstanding capital stock of WellChoice, it will have certain rights to consult with its designee to the board of directors of WellChoice about change of control proposals to be solicited or received by WellChoice. These consultation rights will be subject to the Fund's entering into arrangements with WellChoice concerning confidentiality, compliance with federal securities laws and other related matters.

     The voting trust terminates when the Fund owns less than 5% of the issued and outstanding shares of capital stock of WellChoice (or, if earlier, upon the permanent termination of WellChoice's BCBSA licenses).

     Certificate of Incorporation:

     The Fund may dispose of the shares owned by it only in a manner that would not violate the ownership limits and requirements contained in the Certificate of Incorporation and any other agreements with WellChoice.

     The Certificate of Incorporation provides that except for shares issued to the Fund in the conversion, the Fund will not tender or sell any shares of Common Stock to any person if, to the knowledge of the Fund's board members, such person, prior to the sale, owned an amount of shares of Common Stock in excess of the applicable ownership limit or if such a sale would cause such a person to beneficially own an amount of shares of Common Stock in excess of the applicable ownership limit. The BCBSA ownership limit, which may not be exceeded without the prior approval of the BCBSA, is the following:

     o for any "Institutional Investor" (as such term is defined in the Certificate of Incorporation), one share less than 10% of the outstanding voting securities of WellChoice;

     o for any "Noninstitutional Investor" (as such term is defined in the Certificate of Incorporation), one share less than 5% of outstanding voting securities of WellChoice; and

     o for any person, one share less than the number of shares of Common Stock or other equity securities of WellChoice (or a combination thereof) representing a 20% or more ownership interest in WellChoice.

     The Fund is the owner of one share of WellChoice's Class B common stock. The Class B common stock is non-transferable and will automatically convert into an equal number of shares of Common Stock when the Fund is no longer the record or beneficial holder of 5% or more of the issued outstanding shares of Common Stock.

     Each share of Common Stock and Class B common stock is entitled to one vote on every matter properly submitted to the stockholders for their vote. The Common Stock and Class B common stock vote together as a single class on all such matters. However, under the Certificate of Incorporation and the Voting Trust Agreement, the affirmative vote of the Fund, voting separately as the holder of the Class B common stock, subject to certain exceptions, will be required for the following actions that would adversely affect the financial interests, voting rights or transferability of the Fund's shares of Common
Stock:

     o a recapitalization or restructuring of the capital stock of WellChoice;

     o the creation of a new class of capital stock or the creation of a series of preferred stock; and

     o    the issuance of additional shares of the capital stock of WellChoice.

     This provision will result in the Fund retaining substantial control over certain of WellChoice's corporate actions, despite any substantial accumulations of common stock by third parties.

     The foregoing will not apply to the following:

     o any creation, authorization or issuances (including recapitalizations, restructurings or similar transactions) of capital stock in connection with acquisitions or mergers to which WellChoice or any of its affiliates is a party, that are approved by a majority of the independent directors of WellChoice's board of directors;

     o any recapitalization or restructuring of the capital stock of WellChoice or amendment to the Certificate of Incorporation in connection with a merger to which it is a party and which constitutes a change in control submitted by its board of directors to shareholders for a vote thereon;

     o issuances in connection with stock option plans or any other equity-based compensation arrangements that are approved by a majority of the independent directors of WellChoice's board of directors;

     o    issuances of debt which is not convertible into Common Stock;

     o issuances of WellChoice's preferred stock or capital stock in connection with a shareholder rights plan;

     o issuances of WellChoice's capital stock, or any debt convertible into its capital stock, in an underwritten public offering or a private offering pursuant to Rule 144A of the Securities Act at a sale price above the then prevailing market price of the capital stock of WellChoice, provided that any such issuance of capital stock will require approval of the Fund, as the holder of the Class B common stock, if such capital stock has a right to a class vote or is senior in right of payment to the capital stock held by the Fund; and

     o from and after November 14, 2007, any creation, authorization or issuance of preferred stock for sale in public or private transactions.

Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not  applicable

Item 8. Identification and Classification of Members of the Group:

        Not applicable

Item 9. Notice of Dissolution of Group:

        Not applicable

Item 10. Certification:

        Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005


                                         THE NEW YORK PUBLIC ASSET FUND


                                         By:    /s/ Mallory Factor
                                                ---------------------------
                                         Name:  Mallory Factor
                                         Title: Chair

     Attached hereto as Exhibit C is a certified copy of the resolution of the Fund appointing Mallory Factor as its Chair.

                                  EXHIBIT INDEX



Exhibit               Description                       Method of Filing
--------  ------------------------------------   -------------------------------

A         Voting Trust and Divestiture           Filed herewith
          Agreement, dated November 7, 2002,
          by and among WellChoice, the Fund
          and the Trustee

B         Amended and Restated Certificate of    Filed herewith
          Incorporation of WellChoice, Inc.

C         Certified Resolution of the Fund       Filed herewith
          Appointing Mallory Factor as its
          Chair

                                                                       Exhibit A



                                                                  EXECUTION COPY










                     VOTING TRUST AND DIVESTITURE AGREEMENT

                                  BY AND AMONG

                                WELLCHOICE, INC.,

                         THE NEW YORK PUBLIC ASSET FUND

                                       AND

                        THE BANK OF NEW YORK, AS TRUSTEE


                          DATED AS OF NOVEMBER 7, 2002

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I      DEFINITIONS...................................................1

ARTICLE II     DEPOSIT OF STOCK..............................................5

      Section 2.01   Delivery of Capital Stock...............................5

      Section 2.02   Certificate Book and Inspection of Agreement............5

ARTICLE III    THE FUND'S INTEREST IN CAPITAL STOCK..........................6

      Section 3.01   Retained Interest.......................................6

      Section 3.02   Withdrawal of Shares from Trust.........................6

ARTICLE IV     TRUSTEE'S POWERS AND DUTIES...................................7

      Section 4.01   Limits on Trustee's Powers..............................7

      Section 4.02   Right to Vote...........................................7

      Section 4.03   Voting on Particular Matters............................7

      Section 4.04   Presence at Meetings....................................8

      Section 4.05   Sales...................................................8

      Section 4.06   Contrary Instructions...................................8

      Section 4.07   Execution by Trustee....................................8

ARTICLE V      STANDSTILL....................................................8

      Section 5.01   Acquisition of Capital Stock............................8

      Section 5.02   Solicitation of Proxies; Stockholder Proposals..........8

      Section 5.03   Acquisition Proposals...................................9

      Section 5.04   Sale of Capital Stock...................................9

      Section 5.05   Nomination of Directors.................................9

      Section 5.06   Change of Control Proposals............................10

      Section 5.07   Litigation.............................................11

      Section 5.08   Consultation Rights....................................11

ARTICLE VI     AGREEMENT TO DIVEST SHARES OF CAPITAL STOCK..................11

      Section 6.01   Sale of Fund's Capital Stock by Third Anniversary......11

      Section 6.02   Sale of Fund's Capital Stock by Fifth Anniversary......12

      Section 6.03   Sale of Fund's Capital Stock by Tenth Anniversary......12

      Section 6.04   Extension of Divestiture Deadlines Sought by Fund......12

      Section 6.05   Failure to Meet Divestiture Deadlines..................12

      Section 6.06   Conversion of Class B Common Stock.....................13

ARTICLE VII    DIVIDENDS AND DISTRIBUTIONS..................................13

                                TABLE OF CONTENTS
                                  (continued)
                                                                            Page

      Section 7.01   Cash...................................................13

      Section 7.02   Stock..................................................14

      Section 7.03   Other Distributions....................................14

ARTICLE VIII   THE TRUSTEE..................................................14

      Section 8.01   Use of Proxies.........................................14

      Section 8.02   Expenses...............................................14

      Section 8.03   Compensation...........................................14

      Section 8.04   Successor Trustee......................................14

      Section 8.05   Qualifications of Trustee..............................15

      Section 8.06   Trustee's Liability....................................15

      Section 8.07   Duties of Trustee......................................15

ARTICLE IX     TERMINATION..................................................16

      Section 9.01   Termination............................................16

      Section 9.02   Delivery of Stock Certificate(s).......................16

ARTICLE X      MISCELLANEOUS................................................16

      Section 10.01  Ownership; Authority...................................16

      Section 10.02  Merger, Consolidation, Sale of Assets..................16

      Section 10.03  Successors.............................................17

      Section 10.04  Amendments and Waivers.................................17

      Section 10.05  Notices................................................17

      Section 10.06  Governing Law..........................................18

      Section 10.07  Specific Performance; Injunctive Relief................18

      Section 10.08  Effect of Headings.....................................18

      Section 10.09  Entire Agreement.......................................18

      Section 10.10  Severability...........................................19

      Section 10.11  Counterparts...........................................19

      Section 10.12  Legends; Certificates..................................19

      Section 10.13  Further Assurances.....................................20

      Section 10.14  Corporate Governance Covenants.........................20

      Section 10.15  Hedging Transactions...................................20

      Section 10.16  Asset Preservation.....................................20

      Section 10.17  No Liability...........................................21

                                                                  EXECUTION COPY


                     VOTING TRUST AND DIVESTITURE AGREEMENT

     THIS VOTING TRUST AND DIVESTITURE AGREEMENT (this "Agreement") is made and entered into as of the 7th day of November 2002, by and among WellChoice, Inc., a Delaware corporation (the "Company"), The New York Public Asset Fund, the "public asset fund" established by Section 7317 of the New York Insurance Law (the "Fund") and The Bank of New York, as trustee (the "Trustee").

                                    RECITALS

     A. The Fund Beneficially Owns (as defined below) Seventy-Eight Million One Hundred Eighty-Five Thousand (78,185,000) shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), representing approximately 95% of the issued and outstanding shares of Common Stock, and one (1) share of class B common stock, par value $.01 per share, of the Company (the "Class B Common Stock"), representing all of the issued and outstanding shares of Class B Common Stock.

     B. The Company is a licensee of the Blue Cross and Blue Shield Association (the "BCBSA"), enabling the Company to use the "Blue Cross" and "Blue Shield" names and related rights (the "Marks").

     C. The BCBSA has conditioned the Company's license to continue to use the Marks upon the Company maintaining the provisions set forth in this Agreement and in Article VII of its Certificate of Incorporation (as defined below) which are intended by the BCBSA to enable the Company to remain independent of the Fund and any other Person (as defined below) who may in the future acquire shares of Capital Stock (as defined below) in excess of the Ownership Limit (as defined below) applicable to such Person.

                                    AGREEMENT

     In consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

     For purposes of this Agreement, the following terms shall have the following meanings:

          (a) "Acquisition Proposal" means any tender or exchange offer for shares of Capital Stock.

          (b) "Additional Issuance" has the meaning set forth in Section 3.02.

          (c) "Additional Issuance Notice" has the meaning set forth in Section 3.02.

          (d) "Affiliate" with respect to a particular Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the particular Person, but as used with respect to the Fund shall be deemed to not include the Company and its subsidiaries and as used with respect to the Company and its subsidiaries shall be deemed to not include the Fund.

          (e) "Agreement" has the meaning set forth in the Preamble hereof.

          (f) "Approved Change of Control Proposal" means a Change of Control Proposal submitted by the Board of Directors to the stockholders of the Company for a vote thereon.

          (g) "BCBSA" has the meaning set forth in Recital B hereof.

          (h) "Beneficial Ownership", "Beneficially Own" or "Beneficial Owner" have the meaning set forth in Section 1 of Article VII of the Certificate of Incorporation.

          (i) "Blackout Period" has the meaning set forth in Section 5 of the Registration Rights Agreement.

          (j) "Board of Directors" means the Board of Directors of the Company.

          (k) "Bylaws" means the Bylaws of the Company as in effect at the time that reference is made thereto.

          (l) "Capital Stock" has the meaning set forth in Section 1 of Article VII of the Certificate of Incorporation.

          (m) "Certificate of Incorporation" means the Certificate of Incorporation of the Company as in effect at the time that reference is made thereto.

          (n) "Change of Control Proposal" means any agreement, plan or proposal involving any sale of Capital Stock, merger, consolidation, recapitalization, exchange of shares or other transaction that, if consummated in accordance with its terms, would result in the holders of the voting Capital Stock of the Company immediately prior to such sale of Capital Stock, merger, consolidation, recapitalization, exchange of shares or other transaction owning less than 50.1% of the outstanding voting securities of the Company or, if not the Company, the resulting entity arising out of such merger, consolidation, recapitalization, exchange of shares or other transaction or any agreement, plan or proposal involving the sale of all or substantially all of the assets of the Company and subsidiaries on a consolidated basis.

          (o) "Class B Common Stock" has the meaning set forth in Recital A hereof.

          (p) "Company" has the meaning set forth in the Preamble hereof.

          (q) "Common Stock" has the meaning set forth in Recital A hereof.

          (r) "Confidentiality Agreement" has the meaning set forth in Section 5.05(b)(ii).

          (s) "Delinquent Shares" means any and all shares of Capital Stock Beneficially Owned by the Fund in excess of the number of shares of Capital Stock that the Fund is permitted to Beneficially Own under ARTICLE VI hereof at the Three Year Divestiture Deadline, Five Year Divestiture Deadline or the Ten Year Divestiture Deadline, as the case may be, or at any date to which any such Divestiture Deadline may be extended pursuant to Section 6.04 hereof.

          (t) "Demand" has the meaning set forth in Section 2 of the Registration Rights Agreement.

          (u) "Difference" has the meaning set forth in Section 3.02.

          (v) "Divestiture Deadline" means the Three Year Divestiture Deadline, the Five Year Divestiture Deadline and/or the Ten Year Divestiture Deadline.

          (w) "Election Notice" has the meaning set forth in Section 3.02.

          (x) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (y) "Five Year Determination Date" means the date that is one hundred eighty (180) days prior to the fifth (5th) anniversary of the IPO Date.

          (z) "Five Year Divestiture Deadline" means the fifth (5th) anniversary of the IPO Date, extended day for day, up to a maximum of seven hundred thirty
(730) days, for each day from and after the Five Year Determination Date that the Company is not required to file a Registration Statement as a result of the pendency of any Blackout Period.

          (aa) "Fund" has the meaning set forth in the Preamble hereof.

          (bb) "Fund Restricted Shares" means all Fund Shares in excess of the Voting Ownership Limit and deposited in the Voting Trust pursuant to the provisions of this Agreement.

          (cc) "Fund Shares" means all shares of Capital Stock Beneficially Owned by the Fund at any particular time.

          (dd) "Indemnified Party" has the meaning set forth in Section 8.06 hereof.

          (ee) "Independent Director" has the meaning set forth in the Certificate of Incorporation.

          (ff) "Independent Board Majority" has the meaning set forth in Section 4.B.3 of Article IV of the Certificate of Incorporation.

          (gg) "Institution" means any Institutional Investor (as defined in the Certificate of Incorporation) and any other Person whose primary business is the buying, selling and holding of securities.

          (hh) "IPO Date" means the closing date of an initial underwritten public offering of Common Stock.

          (ii) "Knowledge of the Fund" means (i) with respect to (x) sales of Capital Stock pursuant to a public offering registered under the Securities Act of 1933, as amended, and (y) sales pursuant to Rule 144, the actual knowledge of the members of the board of the Fund with no duty to inquire and (ii) in connection with (A) any sales of Capital Stock in a privately negotiated transaction and (B) meetings or other communications contemplated by Section 5.04(b), the actual knowledge of any member of the board of the Fund after reasonable inquiry by the board of the Fund.

          (jj) "Legal Requirement" means any federal, state, local, municipal or other administrative order, law, regulation, statute or rule, including, but not limited to, the rules and regulations of the Securities and Exchange Commission and any self-regulatory organization, including, without limitation, the New York Stock Exchange.

          (kk) "Marks" has the meaning set forth in Recital B hereof.

          (ll) "Ownership Limit" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.

          (mm) "Non-Fund Shares" means all shares of Capital Stock Beneficially Owned by Persons other than the Fund or its Affiliates at any particular time.

          (nn) "Permitted Withdrawal" has the meaning set forth in Section 3.02.

          (oo) "Person" means any individual, firm, partnership, corporation (including, without limitation, a business trust), limited liability company, trust, unincorporated association, joint stock company, joint venture or other entity, and shall include any successor (by merger or otherwise) of any such entity.

          (pp) "Piggy-Back Rights" has the meaning set forth in Section 3 of the Registration Rights Agreement.

          (qq) "Registration Rights Agreement" means that certain Registration Rights Agreement, of even date herewith, by and among the Company, the Fund and The New York Charitable Asset Foundation, a New York not-for-profit corporation.

          (rr) "Registration Statement" has the meaning set forth in Section 1 of the Registration Rights Agreement.

          (ss) "Sales Agent" has the meaning set forth in Section 6.05.

          (tt) "Successor Trustee" has the meaning set forth in Section 8.04 hereof.

          (uu) "Ten Year Determination Date" means the date that is one hundred eighty (180) days prior to the tenth (10th) anniversary of the IPO Date.

          (vv) "Ten Year Divestiture Deadline" means the tenth (10th) anniversary of the IPO Date, extended day for day, up to a maximum of seven hundred thirty (730) days, for each day from and after the Ten Year Determination Date that the Company is not required to file a Registration Statement as a result of the pendency of any Blackout Period.

          (ww) "Three Year Determination Date" means the date that is one hundred eighty (180) days prior to the third (3rd) anniversary of the IPO Date.

          (xx) "Three Year Divestiture Deadline" means the third (3rd) anniversary of the IPO Date, extended day for day, up to a maximum of one three hundred sixty-five (365) days, for each day from and after the Three Year Determination Date that the Company is not required to file a Registration Statement as a result of the pendency of any Blackout Period.

          (yy) "Trustee" has the meaning set forth in the Preamble hereof.

          (zz) "Voting Ownership Limit" means the number of shares of Capital Stock equal to one share lower than the number of shares of Capital Stock which would represent five percent (5%) of the Voting Power of all shares of Capital Stock issued and outstanding at the time of determination.

          (aaa) "Voting Power" has the meaning set forth in Section 1 of Article VII of the Certificate of Incorporation.

          (bbb) "Voting Trust" means the voting trust established by this Agreement.

          (ccc) "Withdrawal Certificate" has the meaning set forth in Section 3.02.

                                   ARTICLE II
                                DEPOSIT OF STOCK

     Section 2.01 Delivery of Capital Stock. The Fund shall make such contributions to the Voting Trust of Capital Stock that the Fund may Beneficially Own such that the number of shares of Capital Stock Beneficially Owned by the Fund outside of the Voting Trust shall never exceed the Voting Ownership Limit. The Trustee acknowledges receipt of Seventy-Four Million Seventy Thousand and Two (74,070,002) shares of Common Stock from the Fund. The Company shall pay any taxes and costs imposed upon the transfer of shares of Capital Stock Beneficially Owned by the Fund to or from the Voting Trust at the time of transfer. The Fund shall remit to the Company any refunds of such taxes or costs that are paid to the Fund.

     Section 2.02 Certificate Book and Inspection of Agreement. The Trustee shall keep at the address set forth in Section 10.05 hereof correct books of account of all the Trustee's business and transactions relating to the Voting Trust, and a book setting forth the number of shares of Capital Stock held by the Voting Trust. A duplicate of this Agreement and any extension thereof shall be filed with the Secretary of the Company and shall be open to inspection by a stockholder upon the same terms as the record of stockholders of the Company is open to inspection.

                                  ARTICLE III
                      THE FUND'S INTEREST IN CAPITAL STOCK

     Section 3.01 Retained Interest. Subject to the powers, duties and rights of the Company and the Trustee set forth herein and further subject to the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws, the Fund shall retain the entire economic and beneficial ownership rights in all of the shares of Capital Stock held in the Voting Trust.

     Section 3.02 Withdrawal of Shares from Trust. The Fund shall not be entitled to withdraw any shares of Capital Stock from the Voting Trust except to sell its entire Beneficial Ownership interest in such shares of Capital Stock provided that (i) such shares of Capital Stock shall be registered in the name of the purchaser thereof or its nominee before being withdrawn from the Voting Trust, (ii) such sale of shares of Capital Stock shall not be to an Affiliate of the Fund, (iii) such sale of shares of Capital Stock shall not, to the Knowledge of the Fund, be made to any Person Beneficially Owning any shares of Capital Stock in excess of the Ownership Limit applicable to such Person, (iv) such sale of shares of Capital Stock shall not, to the Knowledge of the Fund, result in any Person Beneficially Owning any shares of Capital Stock in excess of the Ownership Limit applicable to such Person, and (v) such sale of shares of Capital Stock shall otherwise be permitted pursuant to this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws. The Fund shall not transfer any of its retained rights or interest in shares of Capital Stock held in the Voting Trust. Any shares of Capital Stock withdrawn in accordance with this Section 3.02 shall, upon withdrawal, cease to be subject to the terms and conditions of this Agreement. If at any time the Company shall issue additional shares of Capital Stock (an "Additional Issuance"), and as a result of such Additional Issuance the number of shares of Capital Stock held by the Fund outside of the Voting Trust shall be less than the Voting Ownership Limit (the amount of such shortfall being referred to hereafter as the "Difference"), the Fund shall be permitted to withdraw from the Voting Trust (in accordance with the procedures specified below) up to such number of shares of Capital Stock as shall be equal to the Difference (a "Permitted Withdrawal"). The Company shall within five (5) Business Days of any Additional Issuance notify the Trustee and the Fund in writing of the occurrence of any Additional Issuance (which notice shall include the type and number of additional Capital Shares issued) (an "Additional Issuance Notice"). The Fund shall notify the Company and the Trustee in writing within five (5) Business Days following its receipt of an Additional Issuance Notice if it wishes to exercise a Permitted Withdrawal (an "Election Notice"). In the event the Fund shall deliver an Election Notice as specified in the preceding sentence, the Company and the Fund shall jointly prepare and deliver to the Trustee within two (2) Business Days after the Company's receipt of the Election Notice a certificate certifying the type and number of shares of Capital Stock which shall comprise the Permitted Withdrawal (a "Withdrawal Certificate"). Any such Permitted Withdrawal shall be effected as promptly as practical after the Trustee's receipt of a Withdrawal Certificate. The Trustee and the Company shall cause the shares so withdrawn to be registered in the name of the Fund or its nominee before being so withdrawn.

                                   ARTICLE IV
                           TRUSTEE'S POWERS AND DUTIES

     Section 4.01 Limits on Trustee's Powers. The Trustee shall have only the powers set forth in this Agreement. It is expressly understood and agreed by the parties hereto that under no circumstances shall the Trustee be personally liable for the payment of any indebtedness or expenses of this Agreement or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Trustee under this Agreement, except as set forth in this Agreement.

     Section 4.02 Right to Vote. With respect to all shares of Capital Stock held in the Voting Trust, the Trustee shall have the exclusive and absolute right in respect of such shares of Capital Stock to vote or consent such shares of Capital Stock at all times during the term of this Agreement, subject to
Section 4.03 hereof.

     Section 4.03 Voting on Particular Matters. In exercising the Trustee's powers and duties under this Agreement, the Trustee shall at all times vote or consent all shares of Capital Stock held in the Voting Trust as follows:

          (a) if the matter concerned is the election of directors of the Company, the Trustee shall vote or consent all Fund Restricted Shares (x) in favor of each nominee to the Board of Directors whose nomination has been approved by an Independent Board Majority and vote against any candidate for the Board of Directors for whom no competing candidate has been nominated or selected by an Independent Board Majority, and (y) if the nomination of a nominee has not been approved by an Independent Board Majority, in favor of such nominee if such nominee has been nominated by the Board of Directors in the manner provided in Section 5.05(b)(i) hereof;

          (b) unless such action is initiated by or with the consent of an Independent Board Majority, the Trustee shall vote against removal of any director of the Company;

          (c) if the matter concerned is (x) an employee compensation plan for which stockholder approval is sought or (y) a precatory stockholder proposal (i.e., advisory proposals made by a stockholder of the Company pursuant to Rule 14a-8 promulgated under the Exchange Act (or in any successor provision) that merely recommend or request that the Board of Directors or the Company take certain action), the Trustee shall vote all Fund Restricted Shares in the same proportions as the shares voted by all holders of Capital Stock other than shares voted by (i) the Voting Trust, (ii) the Fund and (iii) directors, officers, trustees of any employee benefit plans of the Company and other Affiliates of the Company (whether acting in their individual ownership or fiduciary capacities or pursuant to a discretionary proxy (other than any revocable proxy given by a stockholder other than a director, officer, trustee of any Company employee benefit plan or other Affiliate of the Company in response to a solicitation of proxies by the Board of Directors of the Company) or other discretionary delegation of the right to direct the voting of another stockholder's shares of Capital Stock);

          (d) if the matter concerned is an Approved Change of Control Proposal, the Trustee shall vote all Fund Restricted Shares as directed by the Fund, in its sole discretion; and

          (e) to the extent not otherwise covered in Section 4.03(a), Section 4.03(b), Section 4.03(c) or Section 4.03(d), in accordance with the recommendation of the Independent Board Majority.

     Section 4.04 Presence at Meetings. The Trustee shall ensure, with respect to all Fund Restricted Shares, that such shares are counted as being present for the purposes of any quorum required for stockholder action of the Company and to vote or consent such shares as set forth in this ARTICLE IV so long as the Trustee has reasonable notice of the time to vote or consent (and the Trustee shall be deemed to have reasonable notice if it shall receive notice within the time periods under the applicable provisions of the Delaware General Corporation
Law).

     Section 4.05 Sales. The Trustee shall have no authority to sell any of the shares of Capital Stock deposited pursuant to the provisions of this Agreement, unless expressly permitted pursuant to the terms hereof. Upon the sale of shares of Capital Stock in accordance with the terms hereof, the Trustee shall deliver or cause to be delivered certificates representing such shares of Capital Stock to the Person entitled thereto.

     Section 4.06 Contrary Instructions. The Trustee shall have no obligation whatsoever to follow any instruction of the Fund if such instruction is contrary to the terms of this Agreement, unless such contrary instruction shall be agreed to in writing by the Fund and the Company.

     Section 4.07 Execution by Trustee. The Trustee shall execute all documents as follows:

     "By: The Bank of New York, not in its individual capacity, but solely as Trustee By: Dorothy Miller, Vice President."

                                   ARTICLE V
                                   STANDSTILL

     Section 5.01 Acquisition of Capital Stock. The Fund shall not, directly or indirectly, (i) individually, or as part of a group, acquire, offer or propose to acquire, or agree to acquire, by purchase or otherwise, Beneficial Ownership of any additional shares of Capital Stock not Beneficially Owned by it on the date of this Agreement, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) Beneficial Ownership of any such shares of Capital Stock (except by reason of a stock dividend, stock split, restructuring or recapitalization that in each case has been approved by the Board of Directors) or (ii) enter into any agreement, arrangement or understanding with any Person relating to any sale or other disposition of Capital Stock, other than any agreement, arrangement or understanding (A) with one or more underwriters and the Company as permitted by the Registration Rights Agreement or (B) with any Person that is not prohibited by Section 5.04 below.

     Section 5.02 Solicitation of Proxies; Stockholder Proposals. The Fund shall not (i) solicit proxies from stockholders of the Company, (ii) become a "participant" (as defined in Instruction 3 to Item 4 to Schedule 14A promulgated under the Exchange Act or in any successor provision) in any solicitation of proxies from stockholders of the Company or (iii) initiate or solicit any stockholder proposals to the Company. For purposes of this Section 5.02, the following actions by the Fund shall not result in the Fund being a "participant" in a proxy solicitation: (x) voting shares of Capital Stock Beneficially Owned by the Fund, (y) executing and furnishing the Company or any other Person with a revocable proxy, or (z) publicly announcing the Fund's vote (and its reasons therefore) on any matter submitted to stockholders of the Company.

     Section 5.03 Acquisition Proposals. So long as the Fund Beneficially Owns Fund Restricted Shares, the Fund shall not tender or otherwise sell or offer to sell to any Person any shares of Capital Stock in response to any Acquisition Proposal that is opposed by the Independent Board Majority.

     Section 5.04 Sale of Capital Stock.

          (a) Except as provided in Section 5.03 above or pursuant to an Approved Change in Control Proposal, the Fund shall not sell or otherwise dispose of any shares of Capital Stock, whether in a private sale, pursuant to a registered offering of securities or otherwise, if, to the Knowledge of the Fund, (i) such sale or other disposition is being made to a Person who Beneficially Owns an amount of Capital Stock in excess of the Ownership Limit applicable to such Person, or (ii) the effect of such sale or other disposition would be to cause such Person to Beneficially Own an amount of Capital Stock which would exceed the Ownership Limit applicable to such Person.

          (b) The Fund shall not meet or otherwise communicate with any Person if, to the Knowledge of the Fund, such meeting or communication relates to a proposal by such Person to acquire Beneficial Ownership of shares of Capital Stock in excess of the Ownership Limit applicable to such Person.

     Section 5.05     Nomination of Directors.

          (a) Subject to Section 5.05(b), the Fund shall not itself, nor shall it initiate, suggest or otherwise encourage the Board of Directors or any other Person to, (i) nominate any individual as a candidate for election to the Board of Directors, or (ii) appoint any individual to fill any vacancy on the Board of Directors. The Fund shall not support, endorse or otherwise encourage the election of any candidate for election to the Board of Directors other than a candidate or candidates nominated by the Board of Directors except as set forth in Section 5.05(b).

          (b)(i) Notwithstanding the foregoing, for so long as the Fund Beneficially owns 5% or more of the issued and outstanding Capital Stock, but in no event for a period of time longer than five (5) years from the date hereof, the Fund will have the right to propose a slate of three (3) individuals from which the Board of Directors will nominate one (1) such individual to serve as a member of the Board of Directors (the "Designated Member"). If none of such proposed individuals (or any additional proposed individuals) are reasonably acceptable to the Board of Directors for election to the Board of Directors, the Board of Directors will promptly notify the Fund of such determination and the Fund will propose one or more additional individuals from which the Board of Directors will choose. Each of the individuals proposed by the Fund must (i) qualify as an Independent Director, (ii) not hold an elective or appointive full-time governmental office or be an employee of any governmental body or agency or have held such office in New York State or have been so employed in New York State for the prior three (3) years and (iii) acknowledge in writing that notwithstanding his or her designation by the Fund, he or she owes fiduciary duties to all stockholders to the same extent as the other members of the Board of Directors. For so long as the Fund has the rights set forth in the first sentence of this Section 5.05(b)(i), the Designated Member shall be submitted to the stockholders of the Company for election in the manner by which a Qualified Candidate (as defined in the By-laws of the Company) is submitted to the stockholders for election by the Independent Board Majority. The Designated Member shall be a Class III director whose term shall expire in 2005. For so long as the Fund has the rights set forth in the first sentence of this Section 5.05(b)(i), in the event the Designated Member resigns before the end of his or her term and at the end of the Designated Member's term, the Fund shall be entitled to propose a new Designated Member in accordance with the procedures established by this Section 5.05(b)(i).

               (ii) So long as the Fund Beneficially Owns twenty percent (20%) or more of the outstanding Capital Stock of the Company, and subject to the provisions of this Section 5.05(b)(ii), the Company acknowledges and agrees that the Designated Member may, from time to time on a quarterly basis, meet with the members of the board of the Fund to discuss matters involving the Company and relevant to the Fund's investment in the Company. Any such communications between the Designated Member and the members of the board of the Fund will be conducted on a confidential basis (and not in any meeting of the members of the board of the Fund that may be open to the public) in compliance with the confidentiality agreement in the form agreed to by the parties (as it may be amended from time to time) (the "Confidentiality Agreement"). The provisions of this Section 5.05(b)(ii) shall automatically terminate and be of no force and effect from and at the time that the Fund Beneficially Owns less than twenty percent (20%) of the outstanding Capital Stock of the Company.

               (iii) At the expiration of the current terms of the Class I directors in 2003, the Company will cause two (2) members of such class who are not Independent Directors not to stand for re-election, and in lieu thereof to nominate for election to the Board of Directors two (2) other individuals who, if elected, would qualify as Independent Directors.

     Section 5.06     Change of Control Proposals.

          (a) The Fund shall not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to, or have any discussions, meetings or other communications with, any Person relating to a Change of Control Proposal; provided, however, that the Fund may have such discussions, meetings and communications with a Person who has made a Change of Control Proposal that is approved by the Board of Directors of the Company.

          (b) If the Fund receives an unsolicited offer, proposal or communication from a Person for a Change of Control Proposal, then (i) the Fund shall not, directly or indirectly, communicate with such Person with respect to such matter, except that the Fund shall promptly notify such Person that the Fund will notify the Chairman of the Board of Directors and the Chief Executive Officer of the Company of such matter, (ii) the Fund shall promptly notify the Chairman of the Board of Directors and the Chief Executive Officer of the Company of the existence of such matter and all material information communicated to the Fund in connection with the making thereof, shall promptly inform the Chairman of the Board, or a member of the Board of Directors of the Company designated by him or her, of the occurrence and the substance of any further communications by or on behalf of such Person concerning such matter and (iii) the Company shall notify the Fund of the Company's position and the basis therefor with respect to such matter promptly upon its consideration thereof, and the consideration of such matter shall be in accord with the fiduciary duties of the Company's Board of Directors and management. The matters set forth in this Section 5.06(b) shall be covered by the Confidentiality Agreement.

     Section 5.07 Litigation. The Fund shall not publicly allege or claim, and shall not initiate or join in any litigation, suit or cause of action that alleges (i) that any of the provisions of the Certificate of Incorporation, the Bylaws or this Agreement are not enforceable in accordance with their terms,
(ii) that the Board of Directors should not enforce any of the provisions of the Certificate of Incorporation, the Bylaws or this Agreement, or (iii) that the Board of Directors should approve, adopt, disapprove or abandon any Acquisition Proposal or Change of Control Proposal. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 5.07 shall not be construed to prevent the Fund from initiating or joining as a party in any litigation, suit or cause of action that alleges that the Company has wrongfully applied or otherwise violated any provision of the Certificate of Incorporation, the Bylaws, this Agreement or a Legal Requirement.

     Section 5.08 Consultation Rights. For so long as the Designated Member may communicate with the directors of the Fund pursuant to Section 5.05(b)(ii), the Designated Member shall consult with the Fund if the Board of Directors authorizes management of the Company to solicit any Change of Control Proposal and shall consult with the Fund in the event that the Board of Directors shall consider and discuss any Change of Control Proposal that may be received by the Company from any Person. Nothing in this Agreement shall be construed to limit the rights of the Fund as a stockholder of the Company regarding Change of Control Proposals or any other matters except as specifically set forth in this Agreement. The matters set forth in this Section 5.08 shall be covered by the Confidentiality Agreement.

                                   ARTICLE VI
                   AGREEMENT TO DIVEST SHARES OF CAPITAL STOCK

     Section 6.01 Sale of Fund's Capital Stock by Third Anniversary.

          (a) Subject to the Fund's obligations in Section 6.01(b), Section 6.02 and Section 6.03, the Fund will, to the extent consistent with its duties and obligations and purposes and taking into account market conditions, reduce its Beneficial Ownership of Capital Stock in a prudent and reasonably prompt manner. The Company will likewise use its commercially reasonable efforts, in response to reasonable requests from the Fund, to facilitate the Fund's reduction in its Beneficial Ownership of Capital Stock. The reduction may be effected pursuant to the Registration Rights Agreement and the use of Rule 144 promulgated under the Securities Act of 1933, as amended or by any private sale to an Institution, subject to applicable Ownership Limits.

          (b) The Fund hereby covenants and agrees that it shall sell, convey, or otherwise dispose of shares of Capital Stock (so that the Fund is no longer a Beneficial Owner of such shares of Capital Stock) so that the Fund Beneficially Owns less than fifty percent (50%) of the issued and outstanding shares of Capital Stock on or prior to the Three Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws.

     Section 6.02 Sale of Fund's Capital Stock by Fifth Anniversary. The Fund hereby covenants and agrees that it shall sell, convey, or otherwise dispose of shares of Capital Stock (so that the Fund is no longer a Beneficial Owner of such shares of Capital Stock) so that the Fund Beneficially Owns less than twenty percent (20%) of the issued and outstanding shares of Capital Stock on or prior to the Five Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws.

     Section 6.03 Sale of Fund's Capital Stock by Tenth Anniversary. The Fund hereby covenants and agrees that it shall sell, convey, or otherwise dispose of shares of Capital Stock (so that the Fund is no longer a Beneficial Owner of such shares of Capital Stock) so that the Fund Beneficially Owns less than five percent (5%) of the issued and outstanding shares of Capital Stock on or prior to the Ten Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws

     Section 6.04 Extension of Divestiture Deadlines Sought by Fund. Notwithstanding Section 6.01, Section 6.02 or Section 6.03 hereof, the Company shall extend a Divestiture Deadline if (i) the Fund makes a good faith and reasonable determination (and provides the reasons therefor) that compliance with Section 6.01, Section 6.02 or Section 6.03 hereof would have a material adverse effect on the Fund's ability to maximize the value of its assets or would be in conflict with its legal or fiduciary duties, (ii) the Fund advises the Company of such determination in writing (and provides the reasons therefor) no later than ninety (90) days prior to the Divestiture Deadline and makes a reasonable request for an extension of the Divestiture Deadline and (iii) the Company receives written confirmation from the BCBSA that the extension of the Divestiture Deadline requested by the Fund would not cause a violation of the license agreements governing the Company's use of the Marks. The Company shall not oppose the Fund's request for an extension of a Divestiture Deadline and shall take reasonable steps, as reasonably requested by the Fund, to assist the Fund in its efforts to obtain an extension of the Divestiture Deadline. The Fund acknowledges that, notwithstanding the scope or degree of assistance provided by the Company, the BCBSA shall have the sole and absolute authority and discretion to determine whether to consent to an extension of a Divestiture Deadline but shall have no obligation to grant such consent, and that in no event shall the Company have any liability to the Fund or any other Person in the event that the BCBSA shall determine to deny any such extension request.

     Section 6.05 Failure to Meet Divestiture Deadlines. In the event that the Fund shall fail to meet a Divestiture Deadline and an extension thereof shall not have been granted or required pursuant to Section 6.04 hereof, or shall fail to meet any extended Divestiture Deadline that may have been granted or required pursuant to Section 6.04 hereof, then within ten (10)

Business Days after such deadline, the Company shall provide a list to the Fund of three (3) institutions, none of which shall be an Affiliate of the Company or the Fund, none of which shall have had any business relationship with the Company or its Affiliates (other than in the capacity as Sales Agent pursuant to this Agreement) for the previous five (5) years, each constituting a nationally known investment banking firm that provides research coverage of participants in the HMO/managed care industry and makes a market in the Common Stock, and each providing a quotation of its fee for services as Sales Agent hereunder. Within ten (10) business days after delivery of such list, the Fund shall select one institution (the "Sales Agent") from such list. The Sales Agent, the Fund and the Company shall enter into an agreement within fifteen (15) days after selection of the Sales Agent providing for the payment to the Sales Agent by the Fund of a reasonable fee for the services to be rendered by it and reimbursement to the Sales Agent by the Fund of its reasonable expenses, obligating the Sales Agent to vote the Delinquent Shares as described in this Section 6.05, and addressing the other applicable matters set forth in this Section 6.05. The Sales Agent shall arrange for the sale of the Delinquent Shares in as prompt a manner as shall be commercially reasonable under the circumstances (giving effect to, among other things, market conditions and related matters). Subject to the foregoing, the Sales Agent and the Company shall have no liability to the Fund and any other Person on the grounds that the Sales Agent failed to take actions which could have produced higher proceeds for the sale of the Delinquent Shares. The Fund, the Company and the Trustee shall promptly take all action reasonably requested by the Sales Agent to facilitate the sale of the Delinquent Shares, and the Sales Agent (or the transferee of the Delinquent Shares) shall be entitled to receive customary representations and warranties from the Fund and the Trustee regarding the Delinquent Shares (including, without limitation, representations regarding good title to such shares, free and clear of all liens, claims, security interests and other encumbrances). The Sales Agent shall, to the extent permitted by law, also be entitled to receive such indemnification from the Company as is normal and customary in similar circumstances. Until sold, the Delinquent Shares shall be voted in accordance with the recommendation of the Independent Board Majority on all matters. Upon the sale of the Delinquent Shares, the Trustee shall deliver the shares to the purchaser thereof as directed by the Sales Agent, and all proceeds from such sale, less the agreed upon fees and expense reimbursement of the Sales Agent, shall be distributed to the Fund as soon as practicable. The periods of time set forth in this Section 6.05 may be extended at any time by mutual written agreement of the Company and the Fund and notice to the Trustee.

     Section 6.06 Conversion of Class B Common Stock. Within five (5) days after the date upon which the Fund ceases to be the record holder or Beneficial Owner of five percent (5%) or more of the issued and outstanding shares of Capital Stock, the Fund shall (i) provide written notice to the Company of the occurrence of such event and (ii) make available to the Company for exchange (in accordance with the provisions of Section 2.A.6 of Article III of the Certificate of Incorporation) the certificate representing the Class B Common Stock then held by the Fund.

                                  ARTICLE VII
                           DIVIDENDS AND DISTRIBUTIONS

     Section 7.01 Cash. The Fund shall be entitled to receive payments equal to the amount of cash dividends, if any, collected or received by the Trustee or its successor upon the number of shares of Capital Stock held in the Voting Trust. The Trustee and the Company shall arrange for the direct payment by the Company of such cash dividends to the Fund.

     Section 7.02 Stock. In the event that the Trustee shall receive, as a dividend or other distribution upon any shares of Capital Stock held by the Trustee under this Agreement, any shares of stock or securities convertible into stock of the Company, the Trustee shall hold the same and said shares shall be subject to all of the terms and conditions of this Agreement to the same extent as if originally deposited hereunder.

     Section 7.03 Other Distributions. In the event that, at any time during the term of this Agreement, the Trustee shall receive or collect any monies through a distribution by the Company to its stockholders, other than in payment of cash dividends, or shall receive any property (other than shares of Capital Stock or securities convertible into Capital Stock) through a distribution by the Company to its stockholders, the Trustee shall distribute the same to the Fund.

                                  ARTICLE VIII
                                   THE TRUSTEE

     Section 8.01 Use of Proxies. The Trustee may vote or consent with respect to all shares of Capital Stock held in the Voting Trust in person or by such person or persons as it may from time to time select as its proxy, provided that the Trustee shall at all times do so in conformity with the provisions of
Section 4.03 hereof.

     Section 8.02 Expenses. The Trustee is expressly authorized to incur and pay such reasonable expenses and charges, to employ and pay such agents, attorneys and counsel, and to incur and pay such other charges and expenses as the Trustee may deem reasonably necessary and proper for administering this Agreement. The Company shall reimburse the Trustee for any such expense and charges.

     Section 8.03 Compensation. The Company shall compensate the Trustee for its services as Trustee hereunder as provided in the Trustees' fee schedule, attached hereto as Exhibit A.

     Section 8.04 Successor Trustee. The Trustee may resign after giving thirty
(30) days' advance written notice of its resignation to the Company and the Fund; provided that such resignation shall not become effective until a reasonably competent alternate (the "Successor Trustee") shall have become bound by this Agreement. The Company and the Fund each may terminate the Trustee after giving thirty (30) days' advance written notice thereof to the Trustee with a copy to the other party; provided that such termination of the Trustee shall not become effective until a Successor Trustee shall have become bound by this Agreement. If the Trustee shall resign or be so terminated by the Company, the Trustee shall be replaced by a Successor Trustee. The Successor Trustee shall be designated by the Fund and shall be reasonably acceptable to the Company. The Successor Trustee shall enjoy all the rights, powers, interests and immunities of the Trustee originally designated and shall agree in writing to be bound by this Agreement.

     Section 8.05 Qualifications of Trustee. Throughout the term of the Voting Trust, the Trustee or Successor Trustee, as the case may be, must satisfy each of the following qualifications: (i) the Trustee or Successor Trustee, as the case may be, must be an institution duly authorized to act as such a Trustee or Successor Trustee under the laws of the State of New York; (ii) the Trustee or Successor Trustee, as the case may be, must, either on an individual basis or on a consolidated basis together with its subsidiaries and affiliates, have minimum stockholders' equity of $500,000,000; (iii) the Trustee or Successor Trustee, as the case may be, must not own for its own account more than one percent (1%) of the issued and outstanding securities of either the Company or the Fund; and
(iv) no director or officer of the Trustee or any Successor Trustee, as the case may be, may serve as a director or officer of the Company or the Fund (and no director or officer of the Company or the Fund shall serve as a director or officer of the Trustee or Successor Trustee, as the case may be). In the event that the Trustee or Successor Trustee, as the case may be, shall fail to meet any of the conditions set forth in this Section 8.05, the Company shall replace the Trustee or the Successor Trustee, as the case may be, as provided in Section
8.04 hereof.

     Section 8.06 Trustee's Liability. The Trustee shall not be liable for any act or omission undertaken in connection with its powers and duties under this Agreement, except for any willful misconduct or gross negligence by the Trustee. The Trustee shall have no obligation or liability with respect to the failure of the Fund to perform its obligations under this Agreement or with respect to divestitures provided for herein. No Successor Trustee shall be liable for actions or omissions of the Trustee or any other Successor Trustee. The Trustee shall not be liable in acting on any notice, request, consent, certificate, instruction, or other paper or document or signature reasonably believed by it to be genuine and to have been signed by the proper party. The Trustee may consult with legal counsel (reasonably competent for the purpose) and any act or omission undertaken by it in good faith in accordance with the opinion of such legal counsel shall not result in any liabilities of the Trustee. The Company agrees to indemnify and hold harmless the Trustee and its affiliates, directors, officers, employees, agents and advisors (each an "Indemnified Party") from and against any and all claims, damages, losses, liability, obligations, actions, suits, costs, disbursements and expenses (including without limitation reasonable fees and expenses of counsel) incurred by any Indemnified Party, in any way relating to or arising out of or in connection with or by reason of the preparation for a defense of any investigation, litigation or proceeding arising out of this Agreement or the shares of Capital Stock held pursuant to this Agreement, the administration of this Agreement or the action or inaction of the Trustee hereunder; except to the extent such claim, damage, loss, liability, obligation, action, suit, cost, disbursement or expense results from such Indemnified Parties' gross negligence or willful misconduct. The indemnity set forth in this Section 8.06 shall be in addition to any other obligation or liabilities of the Company hereunder or at common law or otherwise and shall survive the termination of this Agreement.

     Section 8.07 Duties of Trustee. The Trustee need perform only those duties that are specifically set forth in this Agreement and no others; and in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Agreement, but in case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Agreement, but need not confirm or investigate the accuracy of mathematical calculations or other facts.

                                   ARTICLE IX
                                   TERMINATION

     Section 9.01 Termination. This Agreement shall terminate upon the joint written notice by the Company and the Fund to the Trustee that the Fund Beneficially Owns less than five percent (5%) of the issued and outstanding shares of each class of Capital Stock; provided, that, all or any part of such reduction in Beneficial Ownership did not occur as a result of a violation of this Agreement. Otherwise, the Voting Trust is hereby expressly declared to be and shall be irrevocable. Notwithstanding the foregoing, if, at any time, the Company's license agreement with respect to the Marks is permanently terminated, with no further right to cure or appeal, by BCBSA as a result of the Company's breach of its obligations thereunder, then so long as such breach is not due to any act or omission of the Fund, the Fund shall have the right to terminate this Agreement upon giving written notice to the Company and the Trustee.

     Section 9.02 Delivery of Stock Certificate(s). As soon as practicable after the termination of this Agreement, the Trustee shall deliver to the Fund or its nominee stock certificate(s), with the appropriate legend as provided in the Certificate of Incorporation, representing the number of shares of Capital Stock Beneficially Owned by the Fund at the date of termination, if any, held by the Voting Trust and upon payment by the Fund of any and all taxes and other expenses relating to the transfer or delivery of such certificates.


                                   ARTICLE X
                                  MISCELLANEOUS

     Section 10.01 Ownership; Authority. The Fund represents, warrants and covenants to the Company that (i) as of the effective date of this Agreement, the Fund is the Beneficial Owner of Seventy-Eight Million One Hundred Eighty-Five Thousand (78,185,000) shares of Common Stock, (ii) the Fund does not Beneficially Own any shares of Capital Stock other than Seventy-Eight Million One Hundred Eighty-Five Thousand (78,185,000) shares of Common Stock and one (1) share of Class B Common Stock, (iii) for so long as the Fund Beneficially Owns Fund Restricted Shares, those Fund Restricted Shares are, and at all times will be, free and clear of any liens, claims, options, charges or other encumbrances and (iv) the Fund has full power and authority to make, enter into and carry out the terms of this Agreement.

     Section 10.02 Merger, Consolidation, Sale of Assets. If, during the term of this Agreement, the Company shall merge into or consolidate with another corporation or corporations, or if all or substantially all of the assets of the Company are transferred to another corporation, the shares of which are issued to stockholders of the Company in connection with such merger, consolidation or transfer, then the terms "WellChoice, Inc." or the "Company" shall be construed, so long as the Marks continue to be licensed by such entity from BCBSA, to include such successor corporation, and the Trustee shall receive and hold under this Agreement any shares of such successor corporation received by it on account of its ownership as Trustee of shares of Capital Stock held by it hereunder prior to such merger, consolidation or transfer.

     Section 10.03 Successors. This Agreement shall bind and inure to the benefit of the parties hereto and each and all of their respective heirs, executors, administrators, successors and permitted assigns. Notwithstanding any provision of this Agreement to the contrary, the provisions of this Agreement shall not be binding on any transferee or purchaser from the Fund (other than a Person who is an Affiliate of the Fund and except that any and all shares of Capital Stock sold in violation of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation or the Bylaws shall remain subject to this Agreement). In case at any time the Trustee shall resign and no Successor Trustee shall have been appointed within thirty (30) days after notice of such resignation has been filed and mailed as required by Section 8.04 hereof, the resigning Trustee may forthwith apply to a court of competent jurisdiction for the appointment of a Successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and appropriate, appoint a Successor Trustee.

     Section 10.04 Amendments and Waivers. No amendment, modification, supplement, termination, consent or waiver of any provision of this Agreement, nor consent to any departure herefrom, shall in any event be effective unless the same is in writing and is signed by the party against whom enforcement of the same is sought. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which given.

     Section 10.05 Notices. All notices, consents, requests, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given or made: (i) when delivered in person; (ii) three (3) days after deposited in the United States mail, first class postage prepaid; (iii) in the case of overnight courier services, one (1) business day after delivery to the overnight courier service with payment provided; or (iv) in the case of telex or telecopy or fax, when sent, verification received; in each case addressed as follows:

             if to the Company:

                 WellChoice, Inc.
                 11 West 42nd Street
                 New York, NY 10036
                 Attention: Linda V. Tiano, Esq.
                 Fax: (212) 476-1072

             with a copy (which shall not constitute notice) to:

                 Weil, Gotshal & Manges LLP
                 767 Fifth Avenue
                 New York, NY 10153
                 Attention: Ira M. Millstein, Esq.
                            Raymond O. Gietz, Esq.
                 Fax: (212) 310-8007
             if to the Fund:

                 The New York Public Asset Fund
                 c/o LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                 125 West 55th Street
                 New York, NY 10019
                 Attention: Alexander M. Dye
                 Fax: (212) 424-8500

             if to the Trustee:

                 The Bank of New York Corporate Trust Division 101 Barclay Street, 8th Floor West New York, NY 10286 Telephone:
                 212-815-5360 Facsimile: 212-815-3272
                 Attention:  Ms. Dorothy Miller, Vice President
                 Email:  domiller@bankofny.com

             with a copy to:

                 Bryan Cave Robinson Silverman
                 1290 Avenue of the Americas
                 New York, NY  10104-3300
                 Telephone:  (212) 541-2080
                 Facsimile:  (212) 541-1380
                 Attention:  Mr. Walter H. Curchack
                 Email:  whcurchack@bryancave.com

     Section 10.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to conflicts of laws principles.

     Section 10.07 Specific Performance; Injunctive Relief. The parties acknowledge that there will be irreparable harm and that there will be no adequate remedy at law for a violation of any of the covenants or agreements set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to any party upon any such violation, the non-defaulting party shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to such party at law or in equity.

     Section 10.08 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     Section 10.09 Entire Agreement. This Agreement, including any exhibits and attachments referred to herein, together with the Certificate of Incorporation, Bylaws and

Registration Rights Agreement contains the entire agreement between the parties hereto regarding the subject matter hereof, and may not be amended, altered or modified except by a writing signed by the parties hereto. This Agreement supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, all of which are specifically integrated into this Agreement. No party hereto shall be bound by or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth herein; and the parties hereto further acknowledge and agree that in entering into this Agreement they have not in any way relied and will not rely in any way on any of the foregoing not specifically set forth herein.

     Section 10.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any term, provision, covenant or restriction contained in ARTICLE IV hereof is held by a court of competent jurisdiction to be invalid, void or unenforceable, then such provision shall be construed so as to require Fund Restricted Shares to be voted in the identical proportions in favor of or in opposition to such matters as votes of holders of Non-Fund Shares are cast.

     Section 10.11 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original of the party executing it, but all of which together shall constitute one and the same instrument.

     Section 10.12 Legends; Certificates. Each certificate representing (i) Fund Restricted Shares and (ii) any other securities issued in respect of Fund Restricted Shares by reason of stock dividends, stock splits, spin-offs, mergers, recapitalization, combinations, conversions, exchanges of shares or the like, shall bear a legend to the effect that:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING TRUST AND DIVESTITURE AGREEMENT (THE "AGREEMENT") DATED NOVEMBER 7, 2002, BY AND AMONG WELLCHOICE, INC. (THE "COMPANY"), THE BOARD OF THE NEW YORK PUBLIC ASSET FUND (THE "FUND") AND THE BANK OF NEW YORK, AS TRUSTEE ("THE TRUSTEE"), A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY."

No shares of Capital Stock may be held by the Fund or any of its Affiliates in any street or nominee name. All Fund Restricted Shares shall be represented at all times by stock certificates which do not represent any shares other than Fund Restricted Shares and which are registered in the name of the Fund or any of its Affiliates or are registered in a way which they can be readily identified by the Company and its transfer agent(s) as Fund Restricted Shares. The Fund shall provide such information and assistance as the Company may reasonably request at any time to identify Fund Restricted Shares.

     Section 10.13 Further Assurances. The Fund hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company, to carry out the purpose and intent of this Agreement.

     Section 10.14 Corporate Governance Covenants. The Company covenants to the Fund that, during the term of this Agreement, the Company shall:

          (a) develop and implement an ethics policy, including, but not limited to: (i) the designation of an ethics officer; (ii) the ability for the ethics officer to have direct consultation with the audit committee of the Board of Directors; (iii) the establishment of an ethics hotline for employees, subscribers and providers; (iv) the adoption of a "code of conduct and ethics" for directors and officers; and (v) the adoption and enforcement of an anti-retaliation policy for individuals who report potential ethical wrongdoing;

          (b) not make, offer or arrange any loans to directors or officers of the Company to the extent prohibited by law;

          (c) not engage any audit firm to provide consulting or other non-accounting services (other than tax services and other services permitted by law) at any time prior to the date which is five (5) years from the completion of the most recent audit of the Company performed by such firm; and

          (d) for a period of six (6) years from the IPO Date, maintain the composition of the Company's Board of Directors such that at least seventy-one percent (71%) of its members qualify as Independent Directors.

     Section 10.15 Hedging Transactions. To the extent otherwise permitted by the Certificate of Incorporation and this Agreement, the Fund may engage in transactions designed to reduce its economic exposure (either risk of loss or benefit of appreciation, or both) to its ownership of Capital Stock, including swaps, put or call options, collars and forward sales transactions.

     Section 10.16 Asset Preservation.

          (a) Subject to the provisions of the next sentence hereof, the affirmative vote of the Fund, as the holder of Class B Common Stock, shall be required for (i) a recapitalization or restructuring of the Capital Stock (as defined in the Certificate of Incorporation) of the Company; (ii) the creation of a new class of Capital Stock of the Company or the creation of a series of Preferred Stock (as defined in the Certificate of Incorporation); or (iii) the issuance of additional shares of Capital Stock (including without limitation, as to any of the foregoing, by means of an amendment to the Certificate of Incorporation) that, in any of cases (i), (ii) or (iii), would adversely affect the financial interests, voting rights, or Transferability (as defined in the Certificate of Incorporation) of the Fund's shares of Capital Stock, as such interests, voting rights and Transferability exist pursuant to the Certificate of Incorporation and the Transaction Documents (as defined in the Certificate of Incorporation). It is understood that the foregoing will not apply to, and the affirmative vote of the Fund, as the holder of the Class B Common Stock, shall not be required for: (1) the creation, authorization or issuance of shares of Capital Stock to acquire the assets or stock of a Person (whether by asset or stock purchase, merger or otherwise) provided such transaction is approved by an Independent Board Majority or any recapitalization or restructuring of the Capital Stock or amendment to the Certificate of Incorporation in connection with a merger to which the Company is a party and which constitutes an Approved Change of Control Proposal; (2) the creation, authorization or issuance of additional shares of Capital Stock for stock option plans and other equity-based compensation plans that are approved by an Independent Board Majority; (3) any creation, authorization or issuance of non-convertible indebtedness; (4) the creation of a series of Preferred Stock and the authorization or issuance of additional shares of Capital Stock for a shareholder rights plan; (5) the creation, authorization and issuance of Capital Stock or debt convertible into Capital Stock for underwritten public offerings and offerings pursuant to Rule 144A (promulgated under the Securities Act) of securities at or above market price (it being understood that an offering at a customary discount to then-prevailing market prices will be deemed for this purpose to be at market price), except that approval of the Fund, as the holder of the Class B Common Stock, will be required if the securities have (or upon conversion could have) a class vote (other than a customary class vote to elect directors arising from the failure to make scheduled dividend payments and other than as required by applicable law) or the securities are (or upon conversion could be) senior in right of payment to the Capital Stock held by the Fund; or (6) from and after the fifth anniversary of the IPO Date, the creation, authorization and issuance of a series of Preferred Stock for sale in public or private transactions. It also is understood that the affirmative vote of the Fund, as the holder of the Class B Common Stock, in respect of the matters referenced in this Section 10.16(a) shall not be required from and after the time that the share of Class B Common Stock shall have been converted into Common Stock as provided in the Certificate of Incorporation.

          (b) In the event the Company engages in (i) a recapitalization or restructuring of the Capital Stock of the Company; (ii) the creation of a new class of Capital Stock of the Company or the creation of a series of Preferred Stock; (iii) the issuance of additional shares of Capital Stock (including without limitation, as to any of the foregoing, by means of an amendment to the Certificate of Incorporation) that, in any of cases (i), (ii) or (iii) would adversely affect the financial interests, voting rights, or Transferability of the Fund's shares of Capital Stock as such interests, voting rights and Transferability exist pursuant to the Certificate of Incorporation and the Transaction Documents, such action shall be taken in a manner consistent with the fiduciary obligations that the Board of Directors of the Company owes to its stockholders upon advice of outside counsel.

          (c) The Company shall not amend Section 2.A.4(b) of Article III of its Certificate of Incorporation without the prior written consent of the Fund.

     Section 10.17 No Liability. The parties acknowledge that, pursuant to
Section 4301(j)(G) of the New York Insurance Law, none of the members of the board of the Fund, while acting in the scope of their authority as members of such board, shall be subject to any personal liability resulting from the Fund's execution delivery or performance of this Agreement.

                            [signature page follows]

     IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.


                           WELLCHOICE, INC.


                           By: /s/ Linda V. Tiano
                              --------------------------------------------------
                              Name: Linda V. Tiano
                              Title: Senior Vice President and General Counsel



                           THE NEW YORK PUBLIC ASSET FUND


                           By: /s/ Patrick Foye
                              --------------------------------------------------
                              Name: Patrick Foye
                              Title: Authorized Representative



                           THE BANK OF NEW YORK


                           By: /s/ Dorothy Miller
                              --------------------------------------------------
                              Name: Dorothy Miller
                              Title: Vice President













           [signature page to Voting Trust and Divestiture Agreement]

                                    EXHIBIT A
                              Trustee Fee Schedule

                                                                       Exhibit B


                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                                WELLCHOICE, INC.


     WELLCHOICE, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

     1. The name of the corporation is WellChoice, Inc. The corporation was originally incorporated under the same name, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on August 15, 2002.

     2. The corporation has not received any payment for any of its stock.

     3. Pursuant to Section 241 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

     4. The text of the Amended and Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

                                    ARTICLE I
                                      NAME

     The name of the corporation is WellChoice, Inc. (the "Corporation").

                                   ARTICLE II
                                     PURPOSE

     The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended (the "DGCL").

                                   ARTICLE III
                            AUTHORIZED CAPITAL STOCK

     SECTION 1. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred fifty million one (250,000,001) shares, consisting of (a) two hundred twenty-five million (225,000,000) shares of common stock, $.01 par value per share (the "Common Stock"), (b) one (1) share of class B common stock, $.01 par value per share (the "Class B Common Stock") and (c) twenty-five million (25,000,000) shares of preferred stock, $.01 par value per share (the "Preferred Stock").

     SECTION 2. The powers, designations, rights, preferences, privileges and restrictions of the Common Stock, Class B Common Stock and the Preferred Stock are as follows:

          A. Common Stock and Class B Common Stock.

          1. Powers and Preferences. The powers, preferences and rights and the qualifications, limitations and restrictions with respect to the Common Stock and the Class B Common Stock shall be identical in all respects, except as provided below in this Paragraph A of this Section 2 of this Article III or as otherwise required by law.

          2. Limitations on Ownership. The Class B Common Stock shall only be issuable to The New York Public Asset Fund, the "public asset fund" established by Section 7317 of the New York Insurance Law (the "Fund"). The Fund may not Transfer (as defined in Section 1 of Article VII hereof) the Class B Common Stock to any Person (as defined in Section 1 of Article VII hereof), and any attempted Transfer shall be null and void.

          3. Dividends. Subject to the preferential rights, if any, of any outstanding shares of Preferred Stock, the holders of shares of Common Stock and Class B Common Stock shall be entitled to receive, when, if and to the extent declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends or distributions payable either in cash, in property, or in stock.

          4. Voting Rights.

          (a) At every annual or special meeting of stockholders of the Corporation, every holder of shares of Common Stock and Class B Common Stock shall be entitled to one (1) vote for each share of Common Stock or Class B Common Stock standing in his or her name on the books of the Corporation, and shall vote together as a single class on all matters on which a vote of stockholders is to be taken, except as otherwise required by law or by subparagraph (b) below.

          (b) Subject to the provisions of the next sentence hereof, the affirmative vote of the Fund, as the holder of the Class B Common Stock, shall be required for (i) a recapitalization or restructuring of the Capital Stock (as defined in Section 1 of Article VII hereof) of the Corporation; (ii) the creation of a new class of Capital Stock of the Corporation or the creation of a series of Preferred Stock (as defined in the Certificate of Incorporation); or
(iii) the issuance of additional shares of Capital Stock (including without limitation, as to any of the foregoing, by means of an amendment to this Certificate of Incorporation) that, in any of cases (i), (ii) or (iii), would adversely affect the financial interests, voting rights, or Transferability of the Fund's shares of Capital Stock, as such interests, voting rights and Transferability exist pursuant to this Certificate of Incorporation and the Transaction Documents (as defined in Section 1 of Article VII hereof). It is understood that the foregoing will not apply to, and the affirmative vote of the Fund, as the holder of the Class B Common Stock, shall not be required for: (1) the creation, authorization or issuance of shares of Capital Stock to acquire the assets or stock of a Person (whether by asset or stock purchase, merger or otherwise) provided such transaction is approved by an Independent Board Majority, or any recapitalization or restructuring of the Capital Stock or amendment to this Certificate of Incorporation in connection with a merger to which the Corporation is a party and which constitutes an Approved Change of Control Proposal (as defined in the Voting Trust and Divestiture Agreement); (2) the creation, authorization or issuance of additional shares of Capital Stock for stock option plans and other equity-based compensation plans that are approved by an Independent Board Majority; (3) any creation, authorization or issuance of non-convertible indebtedness; (4) the creation of a series of Preferred Stock and the authorization or issuance of additional shares of Capital Stock for a shareholder rights plan; (5) the creation, authorization and issuance of Capital Stock or debt convertible into Capital Stock for underwritten public offerings and offerings pursuant to Rule 144A (promulgated under the Securities Act (as defined in Section 1 of Article VII hereof)) of securities at or above market price (it being understood that an offering at a customary discount to then-prevailing market prices will be deemed for this purpose to be at market price), except that approval of the Fund, as the holder of the Class B Common Stock, will be required if the securities have (or upon conversion could have) a class vote (other than a customary class vote to elect directors arising from the failure to make scheduled dividend payments and other than as required by applicable law) or the securities are (or upon conversion could be) senior in right of payment to the Capital Stock held by the Fund; or (6) from and after the fifth anniversary of the closing date of an initial underwritten public offering of Common Stock for the account of the Corporation, the creation, authorization and issuance of a series of Preferred Stock for sale in public or private transactions. It also is understood that the affirmative vote of the Fund, as the holder of the Class B Common Stock, in respect of the matters referenced in this subsection (b) shall not be required from and after the time that the share of Class B Common Stock shall have been converted into Common Stock as provided in Section 2A.6 of this Article III below.

          (c) In the event the Corporation engages in (i) a recapitalization or restructuring of the Capital Stock of the Corporation; (ii) the creation of a new class of Capital Stock of the Corporation or the creation of a series of Preferred Stock; (iii) the issuance of additional shares of Capital Stock (including without limitation, as to any of the foregoing, by means of an amendment to this Certificate of Incorporation) that, in any of cases (i), (ii) or (iii) would adversely affect the financial interests, voting rights, or Transferability of the Fund's shares of Capital Stock as such interests, voting rights and Transferability exist pursuant to this Certificate of Incorporation and the Transaction Documents, such action shall be taken in a manner consistent with the fiduciary obligations that the Board of Directors of the Corporation owes to its stockholders upon advice of outside counsel.

          5. Liquidation, Dissolution, or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential amounts, if any, to which the holders of any Preferred Stock shall be entitled, the holders of all outstanding shares of Common Stock and Class B Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation.

          6. Conversion of Class B Common Stock.

          (a) At the time the Fund fails to be the record holder or the Beneficial Owner (as defined in Section 1 of Article VII hereof) of 5% or more of the issued and outstanding shares of Capital Stock, any then issued and outstanding share of Class B Common Stock automatically shall convert into one
(1) share of Common Stock.

          (b) The Corporation will provide notice of any automatic conversion of the Class B Common Stock to the Fund, as the holder of the Class B Common Stock, as soon as practicable following such conversion. Such notice shall be provided by mailing notice of such conversion first class postage prepaid to the Fund at its address as it appears on the books of the Corporation; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the automatic conversion of the Class B Common Stock. Such notice shall state:
(i) the automatic conversion date; (ii) that the Class B Common Stock has been automatically converted; and (iii) the place where the certificate evidencing the Class B Common Stock is to be surrendered for conversion.

          (c) Immediately upon such conversion, the rights of the Fund, as the holder of the Class B Common Stock so converted, shall cease and the Fund shall be treated for all purposes as having become the record owner of the Common Stock issuable upon such conversion; provided, however, that the Fund, as the former holder of the Class B Common Stock, shall be entitled to receive when paid dividends, if any, declared on the Class B Common Stock as of a record date preceding the time of such conversion and unpaid as of the time of such conversion, subject to paragraph (d) below.

          (d) Upon any conversion of the Class B Common Stock into Common Stock, any dividend for which the record date or payment date shall be subsequent to such conversion, which may have been declared preceding the time of conversion on the Class B Common Stock so converted, shall be deemed to have been declared, and shall be payable, with respect to the Common Stock into which the Class B Common Stock shall have been so converted.

          (e) When Class B Common Stock is acquired by the Corporation, including, without limitation, upon conversion into Common Stock, such stock may not be reissued and shall be retired and cancelled.

          (f) The Corporation shall at all times reserve and keep available, for issuance upon the conversion of the Class B Common Stock free from any preemptive rights, Common Stock necessary to permit the conversion of the Class B Common Stock into Common Stock. The Corporation covenants that the Common Stock issuable upon conversion of the Class B Common Stock shall be validly issued, fully paid and non-assessable.

          (g) Promptly after the conversion, the Corporation shall deliver to the Fund, upon surrender for cancellation of the certificate representing the Class B Common Stock so converted, a certificate representing the Common Stock issuable upon the conversion of the Class B Common Stock into Common Stock in the name of the Fund or its nominee. Until surrendered as provided herein, from and after the conversion of Class B Common Stock into Common Stock, the certificate representing Class B Common Stock prior to the conversion into Common Stock shall thereupon be deemed for all corporate purposes to evidence ownership of Common Stock.

          (h) The issuance of the certificate for Common Stock upon the conversion of Class B Common Stock into Common Stock shall be made without charge to the Fund for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of the Common Stock.

          7. Conversion in a Merger. In any merger to which the Corporation is a party in which the Common Stock is converted into cash, stock of another Person or other property, any outstanding Class B Common Stock shall be converted into the same per share consideration as the Common Stock.

          B. Preferred Stock. Subject to Section 2A.4(b) of this Article III, shares of Preferred Stock may be issued in one or more series as determined from time to time by the Board of Directors of the Corporation. All shares of any one series of Preferred Stock shall be identical, except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates shall cumulate, if dividends on the shares of such series are cumulative. Authority is hereby expressly granted to the Board of Directors of the Corporation to authorize the issuance of one or more series of Preferred Stock, and to fix by one or more resolutions providing for the issuance of each such series the voting powers, designations, preferences and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in such series, to the full extent now or hereafter permitted by law.

     SECTION 3. The Corporation shall be entitled to treat the Person in whose name any share of its Capital Stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such Capital Stock on the part of any other Person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

                                   ARTICLE IV
                               BOARD OF DIRECTORS
                            AND STOCKHOLDER MEETINGS

     SECTION 1. Except as may be otherwise specifically provided by the DGCL, all powers of management, direction and control of the Corporation shall be, and hereby are, vested in the Board of Directors of the Corporation.

     SECTION 2. A majority of the whole Board of Directors of the Corporation shall constitute a quorum for the transaction of business and, except as otherwise provided in this Certificate of Incorporation or the Bylaws of the Corporation, the vote of a majority of the directors present at a meeting at which a quorum is then present shall be the act of the Board of Directors of the Corporation. The term "whole Board of Directors of the Corporation," as used in this Certificate of Incorporation, means the total number of directors which the Corporation would have as of the date of such determination if the Board of Directors of the Corporation had no vacancies.

     SECTION 3. The Board of Directors of the Corporation shall consist of not less than five (5) nor more than nineteen(19) directors, subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances. Within these limits, the number of directors of the Corporation shall be fixed from time to time exclusively by resolution of an Independent Board Majority. The directors in office, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes: Class I,

Class II and Class III. The term of the initial Class I directors will expire at the 2003 annual meeting of stockholders, the term of the initial Class II directors will expire at the 2004 annual meeting of stockholders and the term of the initial Class III directors will expire at the 2005 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2003, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. A director shall hold office until the annual meeting for the year in which his or her term shall expire and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office. The tenure of a director shall not be affected by any decrease in the number of directors made by the Board of Directors of the Corporation. Notwithstanding anything herein or in the Bylaws to the contrary, the Fund shall, so long as it Beneficially Owns five percent (5%) or more of the issued and outstanding Capital Stock, but in no event for a period of time longer than five (5) years from the date of the Voting Trust and Divestiture Agreement, be entitled to nominate a Class III director in the manner specified by Section 5.05(b) of the Voting Trust and Divestiture Agreement.

     SECTION 4.

          A. Qualifications. No person shall be elected or appointed to the Board of Directors of the Corporation unless either (i) such person would qualify as an Independent Director (as defined in Paragraph B.1 of this Section 4 of Article IV), or (ii) immediately after giving effect to such election or appointment, a majority of the members of the whole Board of Directors of the Corporation would qualify as Independent Directors and at least eighty percent (80%) of the members of the whole Board of Directors would qualify as Non-Affiliated Directors.

          B. Definitions.

               1. "Independent Director" means any person who, in the judgment of an Independent Board Majority (as defined in Paragraph B.3 of this Section 4 of Article IV), is Independent (as defined in Paragraph B.2 of this Section 4 of
Article IV) at the time of his or her election or appointment for such term.

               2. "Independent" means a person who, at any given time, shall (i) not be a Major Participant (as defined in Paragraph B.4 of this Section 4 of Article IV), (ii) not have been nominated to the Board of Directors of the Corporation at the initiative of a Major Participant (other than as provided pursuant to Section 5.05(b) of the Voting Trust and Divestiture Agreement),
(iii) not have announced a commitment to any proposal made by a Major Participant that has not been approved by an Independent Board Majority, (iv) qualify as "independent" within the meaning of Section 303.01 of the New York Stock Exchange Listed Company Manual, or any successor provision, and (v) not have been determined by an Independent Board Majority to have been subject to any relationship, arrangement or circumstance (including any relationship with a Major Participant) which, in the judgment of such Independent Board Majority, is reasonably possible or likely to interfere to an extent deemed unacceptable by such Independent Board Majority with his or her exercise of independent judgment as a director.

               3. "Independent Board Majority" means a group of directors comprised of (i) a majority of all directors who qualify as Independent Directors at the time of such determination, and (ii) a majority of all directors at the time of such determination.

               4. "Major Participant" means (i) the Fund or a Person (as defined in Section 1 of Article VII hereof) who shall, in the judgment of an Independent Board Majority, succeed to the position held by the Fund, (ii) a Person who, except as provided in the next sentence, is an Excess Owner (as defined in Section 1 of Article VII hereof), (iii) a Person that has filed proxy materials with the SEC (as defined in Section 1 of Article VII hereof) supporting a candidate for election to the Board of Directors of the Corporation in opposition to candidates approved by an Independent Board Majority, (iv) a Person that has made a proposal, made a filing with the SEC or taken other actions in which such Person indicates that such Person may seek to become a Major Participant or which in the judgment of an Independent Board Majority indicates that it is reasonably possible or likely that such Person will seek to become a Major Participant, or (v) such Person is an affiliate or associate (as defined in Section 1 of Article VII hereof) of a Major Participant. Notwithstanding the foregoing, in the event that an Independent Board Majority shall have approved an acquisition of outstanding Capital Stock (as defined in Section 1 of Article VII hereof) of the Corporation, prior to the time such acquisition shall occur, which would otherwise render a Person a Major Participant and such Person (a) shall not have made any subsequent acquisition of outstanding Capital Stock of the Corporation not approved by an Independent Board Majority and (b) shall not have subsequently taken any of the actions specified in the preceding sentence without the prior approval of an Independent Board Majority, then such Person shall not be deemed a Major Participant; provided that the Fund shall always be deemed a Major Participant notwithstanding any approval of any acquisition of Capital Stock of the Corporation or any other development or fact of any kind. In the event there shall be any question as to whether a particular Person is a Major Participant, the determination of an Independent Board Majority shall be binding upon all parties concerned.

               5. "Non-Affiliated Director" means any person who, in the judgment of an Independent Board Majority, is Non-Affiliated (as defined in Paragraph B.6 of this Section 4 of Article IV) at the time of his or her election or appointment for such term.

               6. "Non-Affiliated" means a person who, at any given time, shall not (i) be a Major Participant, (ii) have been nominated to the Board of Directors of the Corporation at the initiative of a Major Participant (other than as provided pursuant to Section 5.05(b) of the Voting Trust and Divestiture Agreement) and (iii) have announced a commitment to any proposal made by a Major Participant that has not been approved by an Independent Board Majority.

     SECTION 5. Each election of directors shall be by plurality vote except that an individual shall not be elected to the Board of Directors of the Corporation if such election is prohibited by Section 4 of this Article IV or the individual does not meet the qualifications which may be required by the Bylaws of the Corporation as constituted at the time of such election. The Board of Directors of the Corporation shall have the right to adopt Bylaw provisions to implement and apply the provisions in the preceding sentence and to achieve the outcome prescribed and intended thereby. The election of directors need not be by ballot unless the Bylaws of the Corporation shall so require.

     SECTION 6. Any newly created directorships resulting from any increase in the number of directors of any Class as permitted by this Certificate of Incorporation and the Bylaws of the Corporation or any vacancies resulting from the death, resignation, retirement or removal of a director, may be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum except that, in the event of the death, resignation, retirement or removal of a director nominated by the Fund pursuant to the last sentence of Section 3 of this Article IV, the vacancy shall be filled in the manner specified by Section 5.05(b) of the Voting Trust and Divestiture Agreement. Any person added as a director pursuant to this Section 6 shall hold office for the term that expires as to the Class to which he or she has been added.

     SECTION 7. Subject to the rights of the holders of any series of Preferred Stock, stockholders of the Corporation shall have no right to remove any director or the whole Board of Directors of the Corporation unless such removal is for Cause (as defined below in this Section 7) and unless the holders of at least seventy-five percent (75%) of the Voting Power (as defined in Section 1 of Article VII hereof) shall have voted in favor of such removal for Cause. "Cause," as used in this Section 7, means conviction of a felony or a finding by a court of competent jurisdiction of liability for gross negligence, or willful misconduct, in the performance of the director's duty to the Corporation in a matter of substantial importance to the Corporation, where such adjudication is no longer subject to direct appeal.

     SECTION 8. Whenever the holders of any series of Preferred Stock issued by the Corporation shall have the right, voting separately by series or class, to elect directors at an annual or special meeting of stockholders, the number of directors, election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation then applicable thereto.

     SECTION 9. Meetings of the stockholders of the Corporation for any purpose or purposes may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

     SECTION 10.

     (a) Except as provided in subsection (b) below, no action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken by written consent without a meeting of such stockholders.

     (b) Notwithstanding anything herein to the contrary, any vote required of the holder of the share of Class B Common Stock in its capacity as the holder of the share of Class B Common Stock may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by such holder of the share of Class B Common Stock.

     SECTION 11. Subject to the rights, if any, of the holders of any issued and outstanding shares of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by the Chairman of the Board of the Corporation, the Chief Executive Officer of the Corporation, or a majority of the whole Board of Directors of the Corporation. Special meetings of the stockholders of the Corporation may not be called by any other Person or Persons or in any other manner.

                                   ARTICLE V
                                 INDEMNIFICATION

     SECTION 1. The Corporation shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Corporation, or is or was a director or an officer of the Corporation and is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by the DGCL and other applicable law, as from time to time in effect. To the maximum extent permitted by the DGCL and other applicable law, the Corporation shall advance expenses (including attorneys' fees) incurred by any Person indemnified hereunder in defending any civil, criminal, administrative or investigative action, suit or proceeding upon an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation. Additionally, the Corporation shall reimburse attorneys' fees incurred by any Person in enforcing such Person's indemnification rights hereunder if it shall ultimately be determined that he or she is entitled to such indemnification by the Corporation. Such rights of indemnification and reimbursement and advancement of expenses shall not be deemed to be exclusive of any other rights to which such director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this Section 1 of Article V shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while this Section 1 of Article V and the relevant provisions of the DGCL and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing, with respect to any state of facts then or theretofore existing, or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

     SECTION 2. The Corporation may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the extent and in the manner set forth in and permitted by the DGCL and other applicable law as from time to time in effect. Such right of indemnification shall not be deemed to be exclusive of any other rights to which any such Person may be entitled apart from the foregoing provisions.

                                   ARTICLE VI
               LIABILITY FOR BREACH OF FIDUCIARY DUTIES; STANDARDS

     To the fullest extent permitted by the DGCL, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. In no event shall any director be deemed to breach any fiduciary duty or other obligation owed to any stockholders of the Corporation or any other person by reason of (i) his or her failure to vote for (or by reason of such director's vote against) any proposal or course of action that in such director's judgment would breach any requirement imposed on the Corporation or any subsidiary or affiliate of the Corporation by the Blue Cross and Blue Shield Association (or its then successor) (the "BCBSA") or could lead to termination of any license granted by the BCBSA to the Corporation or any subsidiary or affiliate of the Corporation, or (ii) his or her decision to vote in favor of any proposal or course of action that in such director's judgment is necessary to prevent a breach of any requirement imposed by the BCBSA or could prevent termination of any license granted by the BCBSA to the Corporation or any subsidiary or affiliate of the Corporation. If the DGCL is hereafter amended to authorize further reductions in the liability of a corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                   ARTICLE VII
                             RESTRICTION ON TRANSFER

     SECTION 1. The following defined words and definitions shall apply with respect to this Article VII and other Articles of this Certificate of Incorporation in which such defined words are used.

     (a) "affiliate" and "associate" have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

     (b) a Person shall be deemed to "Beneficially Own," be the "Beneficial Owner" of or have "Beneficial Ownership" of any Capital Stock:

          (1) in which such Person shall then have a direct or indirect beneficial ownership interest which confers a profit, benefit or advantage but which does not constitute legal ownership or control;

          (2) in which such Person shall have the right to acquire any direct or indirect beneficial ownership interest pursuant to any option or other agreement (either immediately or after the passage of time or the occurrence of any contingency);

          (3) which such Person shall have the right to vote;

          (4) in which such Person shall hold any other interest which would count in determining whether such Person would be required to file a Schedule 13D or Schedule 13G under Regulation 13D-G under the Exchange Act; or

          (5) which shall be Beneficially Owned (under the concepts provided in the preceding clauses) by any affiliate or associate of the particular Person or by any other Person with whom the particular Person or any such affiliate or associate has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) relating to the acquisition, holding, voting or disposing of any securities of the Corporation;

provided, however, that

          (6) a Person shall not be deemed to Beneficially Own, be the Beneficial Owner of, or have Beneficial Ownership of Capital Stock by reason of possessing the right to vote if (i) such right arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act, and (ii) such Person is not the Excess Owner of any Excess Shares, is not named as holding a beneficial ownership interest in any Capital Stock in any filing on Schedule 13D or
Schedule 13G, and is not an affiliate or associate of any such Excess Owner or named Person;

          (7) a member of a national securities exchange or a registered depositary shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of Capital Stock held directly or indirectly by it on behalf of another Person (and not for its own account) solely because such member or depositary is the record holder of such Capital Stock, and (in the case of such member), pursuant to the rules of such exchange, such member may direct the vote of such Capital Stock without instruction on matters which are uncontested and do not affect substantially the rights or privileges of the holders of the Capital Stock to be voted, but is otherwise precluded by the rules of such exchange from voting such Capital Stock without instruction on either contested matters or matters that may affect substantially the rights or the privileges of the holders of such Capital Stock to be voted;

          (8) a Person who in the ordinary course of business is a pledgee of Capital Stock under a written pledge agreement shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of such pledged Capital Stock solely by reason of such pledge until the pledgee has taken all formal steps which are necessary to declare a default or has otherwise acquired the power to vote or to direct the vote of such pledged Capital Stock, provided that:

               (A) the pledge agreement is bona fide and was not entered into with the purpose nor with the effect of changing or influencing the control of the Corporation, nor in connection with any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act; and

               (B) the pledge agreement does not grant to the pledgee the right to vote or to direct the vote of the pledged securities prior to the time the pledgee has taken all formal steps which are necessary to declare a default;

          (9) a Person engaged in business as an underwriter or a placement agent for securities who enters into an agreement to acquire or acquires Capital Stock solely by reason of its participation in good faith and in the ordinary course of its business in the capacity of underwriter or placement agent in any underwriting or agent representation registered under the Securities Act, as a bona fide private placement, a resale under Rule 144A promulgated under the Securities Act, or in any foreign or other offering exempt from the registration requirements under the Securities Act shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of such securities until the expiration of forty (40) days after the date of such acquisition so long as
(i) such Person does not vote such Capital Stock during such period, and (ii) such participation is not with the purpose or with the effect of changing or influencing control of the Corporation, nor in connection with or facilitating any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act;

          (10) if the Corporation shall sell shares in a transaction not involving any public offering, then each purchaser in such offering shall be deemed to obtain Beneficial Ownership in such offering of the shares purchased by such purchaser, but no particular purchaser shall be deemed to Beneficially Own or have acquired Beneficial Ownership or be the Beneficial Owner in such offering of shares purchased by any other purchaser solely by reason of the fact that all such purchasers are parties to customary agreements relating to the purchase of equity securities directly from the Corporation in a transaction not involving a public offering, provided that:

               (A) all the purchasers are persons specified in Rule 13d-1(b)(1)(ii) promulgated under the Exchange Act;

               (B) the purchase is in the ordinary course of each purchaser's business and not with the purpose nor with the effect of changing or influencing control of the Corporation, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act,

               (C) there is no agreement among or between any purchasers to act together with respect to the Corporation or its securities except for the purpose of facilitating the specific purchase involved; and

               (D) the only actions among or between any purchasers with respect to the Corporation or its securities subsequent to the closing date of the nonpublic offering are those which are necessary to conclude ministerial matters directly related to the completion of the offer or sale of the securities sold in such offering;

          (11) the Share Escrow Agent shall not be deemed to be the Beneficial Owner of any Excess Share held by such Share Escrow Agent pursuant to an Excess Share Escrow

Agreement, nor shall any such Excess Shares be aggregated with any other shares of Capital Stock held by affiliates or associates of such Share Escrow Agent; and

          (12) a Person shall not be deemed to Beneficially Own, be the Beneficial Owner of, or have Beneficial Ownership of Capital Stock by reason of the fact that such Person shall have entered into an agreement with the Corporation pursuant to which such Person, or its associates or affiliates, shall, upon consummation of the transaction described in such agreement, acquire, directly or indirectly, all of the Capital Stock of the Corporation (by means of a merger, consolidation, stock purchase or otherwise), provided that:

               (A) such agreement shall have been approved by an Independent Board Majority prior to the execution thereof by the Corporation;

               (B) neither such Person nor its associates or affiliates shall have been the Excess Owner of any Excess Shares immediately prior to the execution of such agreement;

               (C) the consummation of the transaction described in such agreement shall be subject to the approval of the holders of Capital Stock of the Corporation entitled to vote thereon under the DGCL or pursuant to other applicable law or the rules of the New York Stock Exchange, Inc. or any other national securities exchange or automated quotation system on which any of the Capital Stock shall then be listed or quoted; and

               (D) neither such Person nor its associates or affiliates shall have made any acquisition of Capital Stock after the execution of such agreement other than pursuant to the terms of such agreement.

Anything herein to the contrary notwithstanding, a Person shall continue to be deemed to Beneficially Own, be the Beneficial Owner of, and have Beneficial Ownership of, such Person's Excess Shares which shall have been conveyed, or shall be deemed to have been conveyed, to the Share Escrow Agent in accordance with this Article VII until such time as such Excess Shares shall have been sold by the Share Escrow Agent as provided in this Article VII.

     (c) "BCBSA" has the meaning set forth in Article VI hereof.

     (d) "Capital Stock" means shares (or any basic unit) of any class or series of any equity security, voting or non-voting, common or preferred, which the Corporation may at any time issue or be authorized to issue.

     (e) "Common Stock" has the meaning set forth in Section 1 of Article III hereof.

     (f) "Excess Owner" means a Person who Beneficially Owns Excess Shares.

     (g) "Excess Shares" means (i) with respect to any Institutional Investor, all the shares of Capital Stock Beneficially Owned by such Institutional Investor in excess of the Institutional Investor Ownership Limit, (ii) with respect to any Noninstitutional Investor, all the shares of Capital Stock Beneficially Owned by such Noninstitutional Investor in excess of the Noninstitutional Investor Ownership Limit, (iii) with respect to any Person, all the shares of

Capital Stock Beneficially Owned by such Person in excess of the General Ownership Limit and (iv) with respect to the Fund, any shares of Common Stock Beneficially Owned by the Fund and voted, acquired or Transferred in breach of the provisions of the Voting Trust and Divestiture Agreement; provided, however, that in the event the Excess Shares with respect to such Person results from the Beneficial Ownership of Capital Stock of such Person being aggregated with the Beneficial Ownership of Capital Stock of any other Person, then the number of Excess Shares with respect to such Person shall be allocated pro rata in proportion to each Person's total Beneficial Ownership (as calculated without giving effect to this Article VII). All Excess Shares shall be deemed to be issued and outstanding shares of Capital Stock even when subject to or held pursuant to this Article VII.

     (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended or supplemented and any other federal law which the Board of Directors of the Corporation shall reasonably judge to have replaced or supplemented the coverage of the Exchange Act.

     (i) "Foundation" means The New York Charitable Asset Foundation, a New York not-for-profit corporation.

     (j) "Fund" has the meaning set forth in Section 2 of Article III hereof.

     (k) "General Ownership Limit" means (i) that number of shares of Common Stock one share lower than the number of shares of Common Stock which would represent 20% of all shares of Common Stock issued and outstanding at the time of determination, or (ii) any combination of shares of Capital Stock in any series or class that represents 20% of the ownership interest in the Corporation at the time of determination; provided, however, that the General Ownership Limit may be revised from time to time pursuant to Section 15 of this Article
VII. Unless an Independent Board Majority otherwise determines pursuant to the authority granted in Section 15 of this Article VII, the manner in which shares in different classes or series of Capital Stock shall be counted to determine the ownership interest represented by any particular combination of those shares of Capital Stock pursuant to clause (ii) above shall be the same manner prescribed by the BCBSA under the License Agreements. So long as Common Stock and Class B Common Stock shall be the only class of Capital Stock issued by the Corporation, the General Ownership Limit shall be irrelevant for purposes of this Article VII because the Institutional Investor Ownership Limit shall exclusively determine whether any shares of Common Stock owned by any Institutional Investor constitute Excess Shares and the Noninstitutional Investor Ownership Limit shall exclusively determine whether any shares of Common Stock owned by any Noninstitutional Investor constitute Excess Shares. If, however, the Corporation were to issue a series of Preferred Stock or other class of Capital Stock other than Common Stock, then (i) shares Beneficially Owned by an Institutional Investor in excess of either the Institutional Investor Ownership Limit or the General Ownership Limit would constitute Excess Shares, and (ii) shares Beneficially Owned by a Noninstitutional Investor in excess of either the Noninstitutional Investor Ownership Limit or the General Ownership Limit would constitute Excess Shares.

     (l) "Institutional Investor" means any Person that is an entity or group identified in Rule 13d-1(b)(1)(ii) under the Exchange Act as constituted on October 31, 2002, provided that every filing made by such Person with the SEC under Regulation 13D-G (or any successor

Regulation) under the Exchange Act with respect to such Person's Beneficial Ownership of Capital Stock by such Person shall have contained a certification identical to the one required by Item 10 of Schedule 13G as constituted on October 31, 2002, or such other affirmation as shall be approved by the BCBSA and the Board of Directors.

     (m) "Institutional Investor Ownership Limit" means that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent 10% of the Voting Power of all shares of Capital Stock issued and outstanding at the time of determination; provided that, that the Institutional Investor Ownership Limit may be revised from time to time pursuant to Section 15 of this Article VII.

     (n) "License Agreements" means the license agreements as constituted from time to time between the Corporation or any of its subsidiaries or affiliates and the BCBSA, including any and all addenda thereto, with respect to, among other things, the "Blue Cross" and "Blue Shield" names and marks.

     (o) "Noninstitutional Investor" means any Person that is not an Institutional Investor.

     (p) "Noninstitutional Investor Ownership Limit" means that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent 5% of the Voting Power of all shares of Capital Stock issued and outstanding at the time of determination; provided, however, that the Noninstitutional Investor Ownership Limit may be revised from time to time pursuant to Section 15 of this Article VII.

     (q) "Ownership Limit" means each of the General Ownership Limit, the Institutional Investor Ownership Limit and the Noninstitutional Investor Ownership Limit, as each may be revised from time to time pursuant to Section 15 of this Article VII.

     (r) "Permitted Transferee" means a Person whose acquisition of Capital Stock will not violate any Ownership Limit applicable to such Person.

     (s) "Person" means any individual, firm, partnership, corporation, limited liability company, trust, association, joint venture or other entity, and shall include any successor (by merger or otherwise) or of any such entity.

     (t) "Registration Rights Agreement" means that certain Registration Rights and Asset Preservation Agreement, by and among the Corporation, the Fund and the Foundation, dated as of November 7, 2002, as the same may be amended or modified after the date thereof.

     (u) "Schedule 13D" means a report on Schedule 13D under Regulation 13D-G under the Exchange Act and any report which may be required in the future under any requirements which the BCBSA shall reasonably judge to have any of the purposes served by Schedule 13D.

     (v) "Schedule 13G" means a report on Schedule 13G under Regulation 13D-G under the Exchange Act and any report which may be required in the future under any requirements which the BCBSA shall reasonably judge to have any of the purposes served by Schedule 13G.

     (w) "SEC" means the United States Securities and Exchange Commission and any successor federal agency having similar powers.

     (x) "Securities Act" means the Securities Act of 1933, as amended or supplemented, and any other federal law which the Board of Directors shall reasonably judge to have replaced or supplemented the coverage of the Securities Act.

     (y) "Share Escrow Agent" means the Person appointed by the Corporation to act as escrow agent with respect to the Excess Shares.

     (z) "Transaction Documents" mean the Registration Rights Agreement and the Voting Trust and Divestiture Agreement.

     (aa) "Transfer" means any of the following which would affect the Beneficial Ownership of Capital Stock: (a) any direct or indirect sale, transfer, gift, hypothecation, pledge, assignment, devise or other disposition of Capital Stock (including (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Capital Stock, or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Capital Stock), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise, and (b) any other transaction or event, including without limitation a merger, consolidation, or acquisition of any Person, the expiration of a voting trust which is not renewed, or the aggregation of the Capital Stock Beneficially Owned by one Person with the Capital Stock Beneficially Owned by any other Person, which would affect the Beneficial Ownership of Capital Stock.

     (bb) "Transferability" means the ability of a Person to Transfer shares of Capital Stock of the Corporation.

     (cc) "Voting Power" means the voting power attributable to the shares of Capital Stock issued and outstanding at the time of determination and shall be equal to the number of all votes which could be cast in any election of any director, other than directors electable under the terms of any series of Preferred Stock in specified circumstances, which could be accounted for by all shares of Capital Stock issued and outstanding at the time of determination. If, in connection with an election for any particular position on the Board of Directors of the Corporation, shares in different classes or series are entitled to be voted together for purposes of such election, then in determining the number of "all votes which could be cast" in the election for that particular position for purposes of the preceding sentence, the number shall be equal to the number of votes which could be cast in the election for that particular position if all shares entitled to be voted in such election (regardless of series or class) were in fact voted in such election. For any particular Person, the Voting Power of such Person shall be equal to the quotient, expressed as a percentage, of the number of votes that may be cast with respect to shares of Capital Stock Beneficially Owned by such Person (including, for these purposes, any Excess Shares Beneficially Owned by such Person and held and/or voted by the Escrow Share Agent) divided by the total number of votes that could be cast by all stockholders of the Corporation (including such particular Person) based upon the issued and outstanding shares of Capital Stock at the time of determination. If the Corporation shall issue any series or class of shares for which positions on the Board of Directors of the Corporation are reserved or shall otherwise issue shares which have voting rights which can arise or vary based upon terms governing that class or series, then the percentage of the voting power represented by the shares of Capital Stock Beneficially Owned by any particular Person shall be the highest percentage of the total votes which could be accounted for by those shares in any election of any director.

     (dd) "Voting Trust and Divestiture Agreement" means that certain Voting Trust and Divestiture Agreement by and among the Corporation, the Fund and The Bank of New York, dated as of November 7, 2002, as the same may be amended or modified after the date thereof.

     SECTION 2.

     (a) No Institutional Investor shall Beneficially Own shares of Capital Stock in excess of the Institutional Investor Ownership Limit. No Noninstitutional Investor shall Beneficially Own shares of Capital Stock in excess of the Noninstitutional Investor Ownership Limit. No Person shall Beneficially Own shares of Capital Stock in excess of the General Ownership Limit.

     (b) The occurrence of any Transfer which would cause any Person to Beneficially Own Capital Stock in excess of any Ownership Limit applicable to such Person shall have the following legal consequences: (i) such Person shall receive no rights to the Excess Shares resulting from such Transfer (other than as specified in this Article VII), and (ii) the Excess Shares resulting from such Transfer immediately shall be deemed to be conveyed to the Share Escrow Agent.

     (c) Notwithstanding the foregoing, a Person's Beneficial Ownership of Capital Stock shall not be deemed to exceed any Ownership Limit applicable to such Person if (A) the Excess Shares with respect to such Person do not exceed the lesser of 1% of the Voting Power of the Capital Stock or 1% of the ownership interest in the Corporation, and (B) within fifteen (15) days of the time when such Person becomes aware of the existence of such Excess Shares, such Person transfers or otherwise disposes of sufficient shares of Capital Stock so that such Person's Beneficial Ownership of Capital Stock shall not exceed any Ownership Limit.

     SECTION 3. Any Excess Owner who acquires or attempts to acquire shares of Capital Stock in violation of Section 2 of this Article VII, or any Excess Owner who is a transferee such that any shares of Capital Stock are deemed Excess Shares, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request.

     SECTION 4. The Corporation shall have the right to take such actions as it deems necessary to give effect to the transfer of Excess Shares to the Share Escrow Agent, including refusing to give effect to the Transfer or any subsequent Transfer of Excess Shares by the Excess Owner on the books of the Corporation. Excess Shares so held or deemed held by the Share Escrow Agent shall be issued and outstanding shares of Capital Stock. An Excess Owner shall have no rights in such Excess Shares except as expressly provided in this
Article VII and the administration of the Excess Shares escrow shall be governed by the terms of an Excess Share Escrow Agreement to be entered into between the Corporation and the Share Escrow Agent and having such terms as the Corporation shall deem appropriate.

     SECTION 5. The Share Escrow Agent, as record holder of Excess Shares, shall be entitled to receive all dividends and distributions as may be declared by the Board of Directors of the Corporation with respect to Excess Shares (the "Excess Share Dividends") and shall hold the Excess Share Dividends until disbursed in accordance with the provisions of Section 9 of this Article VII. In the event an Excess Owner receives any Excess Share Dividends (including without limitation Excess Share Dividends received prior to the time the Corporation determines that Excess Shares exist with respect to such Excess Owner) such Excess Owner shall repay such Excess Share Dividends to the Share Escrow Agent or the Corporation. The Corporation shall take all measures that it determines reasonably necessary to recover the amount of any Excess Share Dividends paid to an Excess Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Capital Stock Beneficially Owned by any Excess Owner (including future dividends on distributions on shares of Capital Stock which fall below the Ownership Limit as well as on Excess Shares), and, as soon as practicable following the Corporation's receipt or withholding thereof, shall pay over to the Share Escrow Agent the dividends so received or withheld, as the case may be.

     SECTION 6. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of, or any distribution of the assets of, the Corporation, the Share Escrow Agent shall be entitled to receive, ratably with each other holder of Capital Stock of the same class or series, that portion of the assets of the Corporation that shall be available for distribution to the holders of such class or series of Capital Stock. The Share Escrow Agent shall distribute the amounts received upon such liquidation, dissolution or winding up or distribution in accordance with the provisions of Section 9 of this Article VII.

     SECTION 7. The Share Escrow Agent shall be entitled to vote all Excess Shares. The Share Escrow Agent shall vote, consent, or assent Excess Shares as follows:

     (a) to vote in favor of each nominee to the Board of Directors of the Corporation whose nomination has been approved by an Independent Board Majority and to vote against any candidate for the Board of Directors of the Corporation for whom no competing candidate has been nominated or selected by an Independent Board Majority;

     (b) unless such action is initiated by or with the consent of the Board of Directors of the Corporation, (i) to vote against removal of any director of the Corporation, (ii) to vote against any alteration, amendment, change or addition to or repeal (collectively, "Change") of the Bylaws or this Certificate of Incorporation, (iii) not to nominate any candidate to fill any vacancy of the Board of Directors of the Corporation and (iv) not take any action by voting such Excess Shares that would be inconsistent with or would have the effect, directly or indirectly, of defeating or subverting the voting requirements contained in Section 7(a) of this Article VII or this Section 7(b) of Article VII;

     (c) to the extent not covered by clauses (a) and (b) above, on any action, proposal or resolution requiring the approval of the Board of Directors of the Corporation as a prerequisite to entitle the stockholders of the Corporation to vote thereon and as a prerequisite to become effective, to vote in the same proportion as all other votes represented by shares of Capital Stock are cast with respect to such action, proposal or resolution other than shares voted by directors, officers, trustees of any employee benefit plans of the Corporation and Affiliates of the

Corporation (whether acting in their individual ownership or fiduciary capacities or pursuant to a discretionary proxy (other than any revocable proxy given by a stockholder other than a director, officer, trustee of a Corporation employee benefit plan or Affiliate of the Corporation in response to a solicitation of proxies by the Board of Directors of the Corporation) or other discretionary delegation of the right to direct the voting of another stockholder's shares of Capital Stock); and

     (d) to the extent not covered by clauses (a), (b) and (c) above, to vote as recommended by the Board of Directors of the Corporation.

     SECTION 8.

     (a) The Share Escrow Agent shall hold all Excess Shares until such time as they are sold in accordance with this Section 8 of Article VII.

     (b) The Share Escrow Agent shall sell or cause the sale of Excess Shares at such time or times and on such terms as shall be determined by the Corporation. The Share Escrow Agent shall have the right to take such actions as the Corporation shall deem appropriate to ensure that sales of Excess Shares shall be made only to Permitted Transferees.

     (c) The Share Escrow Agent shall have the power to convey to the purchaser of any Excess Shares sold by the Share Escrow Agent ownership of such Excess Shares free of any interest of the Excess Owner of those Excess Shares and free of any other adverse interest arising through the Excess Owner. The Share Escrow Agent shall be authorized to execute any and all documents sufficient to transfer title to any Permitted Transferee.

     (d) Upon acquisition by any Permitted Transferee of any Excess Shares sold by the Share Escrow Agent or the Excess Owner, such shares shall upon such sale cease to be Excess Shares and shall become regular shares of Capital Stock in the class or series to which such Excess Shares otherwise belong, and the purchaser of such shares shall acquire such shares free of any claims of the Share Escrow Agent or the Excess Owner.

     (e) To the extent permitted by the DGCL or other applicable law, neither the Corporation, the Share Escrow Agent nor anyone else shall have any liability to the Excess Owner or anyone else by reason of any action or inaction the Corporation or the Share Escrow Agent or any director, officer or agent of the Corporation shall take which any of them shall in good faith believe to be within the scope of their authority under this Article VII or by reason of any decision as to when or how to sell any Excess Shares or by reason of any other action or inaction in connection with the activities permitted under this
Article VII which does not constitute gross negligence or willful misconduct. Without limiting by implication the scope of the preceding sentence, to the extent permitted by law, neither the Share Escrow Agent nor the Corporation nor any director, officer or agent of the Corporation (a) shall have any liability on grounds that any of them failed to take actions which would or could have produced higher proceeds for any of the Excess Shares or by reason of the manner or timing for any disposition of any Excess Shares, and (b) shall be deemed to be a fiduciary or agent of any Excess Owner.

     SECTION 9. The proceeds from the sale of the Excess Shares and any Excess Share Dividends shall be distributed as follows (i) first, to the Share Escrow Agent for any costs and expenses incurred in respect of its administration of the Excess Shares that have not theretofore been reimbursed by the Corporation; (ii) second, to the Corporation for all costs and expenses incurred by the Corporation in connection with the appointment of the Share Escrow Agent, the payment of fees to the Share Escrow Agent with respect to the services provided by the Share Escrow Agent in respect of the escrow and for any other direct or indirect and out of pocket expenses incurred by the Corporation in connection with the Excess Shares, including any litigation costs and expenses, and all funds expended by the Corporation to reimburse the Share Escrow Agent for costs and expenses incurred by the Share Escrow Agent in respect of its administration of the Excess Shares and for all fees, disbursements and expenses incurred by the Share Escrow Agent in connection with the sale of the Excess Shares; and (iii) third, the remainder thereof (as the case may be) to the Excess Owner; provided, however, if the Corporation shall have any questions as to whether any security interest or other interest adverse to the Excess Owner shall have existed with respect to any Excess Shares, neither the Share Escrow Agent, the Corporation nor anyone else shall have the obligation to disburse proceeds for those shares until the Share Escrow Agent shall be provided with such evidence as the Corporation shall deem necessary to determine the parties who shall be entitled to such proceeds.

     SECTION 10. Each certificate for Capital Stock shall bear the following legend:

          "The shares of stock represented by this certificate are subject to restrictions on ownership and Transfer. All capitalized terms in this legend have the meanings ascribed to them in the Corporation's Certificate of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on ownership and Transfer, shall be sent without charge to each stockholder who so requests. No Person shall Beneficially Own shares of Capital Stock in excess of any Ownership Limit applicable to such Person. Subject to certain limited specific exemptions,
     (i) Beneficial Ownership of that number of shares of Capital Stock by an Institutional Investor which would represent 10% or more of the Voting Power would exceed the Institutional Investor Ownership Limit, (ii) Beneficial Ownership of that number of shares of Capital Stock by a Noninstitutional Investor which would represent 5% or more of the Voting Power would exceed the Noninstitutional Investor Ownership Limit, and (iii) Beneficial Ownership of (a) 20% or more of the issued and outstanding shares of Common Stock or (b) any combination of shares in any series or class of Capital Stock that represents 20% or more of the Ownership Interest in the Corporation (determined as provided in the Corporation's Certificate of Incorporation) would exceed the General Ownership Limit. Any Person who attempts to Beneficially Own shares of Capital Stock in violation of this limitation must immediately notify the Corporation. Upon the occurrence of any event that would cause any person to exceed any Ownership Limit applicable to such Person, all shares of Capital Stock Beneficially Owned by such Person in excess of any Ownership Limit applicable to such Person shall automatically be deemed Excess Shares and shall be transferred automatically to the Share Escrow Agent and shall be subject to the provisions of the Corporation's Certificate of Incorporation. The foregoing summary of the restrictions on ownership and Transfer is qualified in its entirety by reference to the Corporation's Certificate of Incorporation."

The legend may be amended from time to time to reflect amendments to this Certificate of Incorporation, or revisions to the Ownership Limits in accordance with Section 15 of this Article VII.

     SECTION 11. Nothing contained in this Article VII or in any other provision of this Certificate of Incorporation shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders.

     SECTION 12. Nothing contained in this Certificate of Incorporation shall preclude the settlement of any transactions entered into through the facilities of the New York Stock Exchange, Inc. or any other exchange or through the means of any automated quotation system now or hereafter in effect.

     SECTION 13. Except in the case of manifest error, any interpretation of this Article VII by the Board of Directors of the Corporation shall be conclusive and binding; provided, however, that in making any such interpretation, the Board of Directors of the Corporation shall consider, wherever relevant, the Corporation's obligations to the BCBSA.

     SECTION 14. This Article VII shall not be applicable with respect to any shares of Capital Stock (i) Beneficially Owned by the Fund which shares were issued by the Corporation (such shares of Capital Stock being referred to as "Fund Shares"), or (ii) acquired by the Fund with respect to Fund Shares as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like, so long as such shares of Capital Stock shall be Beneficially Owned by the Fund and subject to the terms of the Voting Trust and Divestiture Agreement. Upon the Transfer of any Beneficial Ownership interest in any Fund Shares (and such other shares of Capital Stock received by the Fund as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like relating to such Fund Shares) from the Fund to any transferee, those shares of Capital Stock shall become fully subject to this
Article VII from and at all times after such transfer.

     SECTION 15. An Independent Board Majority shall have the right to revise the definition of one or more Ownership Limits to change the percentage ownership of Capital Stock under such Ownership Limit to conform the definition to a change to the terms of the License Agreements or as required or permitted by the BCBSA. In the event the Corporation issues any series or class of Capital Stock other than Common Stock, then an Independent Board Majority shall have the power to determine the manner in which each class or series of Capital Stock shall be counted for purposes of determining each Ownership Limit. Any such revision to the definition of any Ownership Limit shall not be deemed a Change to this Certificate of Incorporation, and shall not require stockholder approval under Article XII hereof; provided, however, that no such revision shall be effective until such time as the Corporation shall have notified the stockholders of such revision in such manner as it shall deem appropriate under the circumstances (provided that notification of any such revision by means of a filing by the Corporation describing such revision with the SEC under the Exchange Act or with the Secretary of State of the State of Delaware under the DGCL shall be deemed appropriate notice under all circumstances).

                                  ARTICLE VIII
                                     BYLAWS

     SECTION 1. The Bylaws shall govern the management and affairs of the Corporation, the rights and powers of the directors, officers, employees and stockholders of the Corporation in accordance with its terms and shall govern the rights of all persons concerned relating in any way to the Corporation except that if any provision in the Bylaws shall be irreconcilably inconsistent with any provision in this Certificate of Incorporation, the provision in this Certificate of Incorporation shall control.

     SECTION 2. The Board of Directors of the Corporation shall have the power to amend or replace the Bylaws of the Corporation by the vote of a majority of the whole Board of Directors of the Corporation, except that the approval of an Independent Board Majority shall be required to amend or replace any provision of the Bylaws of the Corporation which, pursuant to the terms thereof, may now or hereafter require the approval of an Independent Board Majority. The stockholders of the Corporation shall not have the power to Change (as defined in Section 7 of Article VII hereof) the Bylaws of the Corporation unless such Change shall be approved by the holders of at least seventy-five percent (75%) of the then issued and outstanding shares of Common Stock entitled to vote thereon.

                                   ARTICLE IX
                             NO PREFERENTIAL RIGHTS

     No stockholder of the Corporation shall, by reason of his, her or its holding shares of any class or series, have any preemptive or preferential rights to purchase or subscribe to any shares of Capital Stock of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into, or exchangeable for, options or warrants to purchase, shares of any class now or hereafter to be authorized (whether or not the issuance of any such shares or such notes, debentures, bonds or other securities would adversely affect the dividend or voting rights of such stockholder) other than such rights, if any, as the Board of Directors of the Corporation in its discretion from time to time may grant and at such price as the Board of Directors of the Corporation may fix; and the Board of Directors of the Corporation may issue shares of Capital Stock of the Corporation or any notes, debentures, bonds or other securities, convertible into, or exchangeable for, options or warrants to purchase, shares of Capital Stock without offering any such shares of Capital Stock, either in whole or in part, to the existing stockholders.

                                    ARTICLE X
                              NO CUMULATIVE VOTING

     There shall be no cumulative voting by stockholders of any class or series of Capital Stock in the election of directors of the Corporation.

                                   ARTICLE XI
                                BOOKS AND RECORDS

     The books and records of the Corporation may be kept (subject to any provision contained in the DGCL or other applicable law) at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

                                   ARTICLE XII
                   RIGHT TO AMEND CERTIFICATE OF INCORPORATION

     The Corporation reserves the right to Change (as defined in Section 7 of Article VII hereof) any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL or other applicable law and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that notwithstanding anything contained in this Certificate of Incorporation to the contrary, (a) the approval of an Independent Board Majority shall be required for the Board of Directors to approve and authorize any Change to Article IV (other than Sections 8 and 9 thereof), Article V, Article VI,
Article VII, Article VIII, Article IX, Article X or this Article XII, and (b) the affirmative vote of the holders of at least seventy-five percent (75%) of the Voting Power shall be required to Change Article IV (other than Sections 2, 8 and 9 thereof), Article V, Article VI, Article VII, Article VIII, Article X or this Article XII (the "Supermajority Stockholder Vote"); and provided further, however, that (i) the requirement for Supermajority Stockholder Vote shall become ineffective and shall be of no further force and effect with respect to a Change to Article VII hereof in the event that each and every License Agreement to which the Corporation shall be subject shall have been terminated; and (ii) the Supermajority Stockholder Vote shall not apply to (1) any Change to Article VII to conform Article VII hereof to a change to the terms of any License Agreement, (2) any Change to Article VII hereof required or permitted by the BCBSA (whether or not constituting a change to the terms of any License Agreement), or (3) any Change to Article VII hereof approved by an Independent Board Majority in connection with a proposal to acquire (by means of a merger, consolidation or otherwise) all of the outstanding Capital Stock of the Corporation. The affirmative vote of the holders of at least the percentage of the issued and outstanding Capital Stock entitled to vote thereon required by the DGCL or other applicable law shall be required to Change any provisions of this Certificate of Incorporation that shall not require the Supermajority Stockholder Vote under this Article XII. The provisions of this Article XII are subject to the provisions of Section 2A.4(b) of Article III hereof.

                                  ARTICLE XIII
                                REGISTERED AGENT

     The address of the registered office of the corporation in the state of Delaware is 615 South DuPont Highway, Dover (County of Kent), Delaware 19901. The name of its registered agent at such address is National Corporate Research, Ltd.

                                   ARTICLE XIV
                                   COMPROMISE

     Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under ss. 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under ss. 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

                     [remainder of page intentionally blank]

     IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Certificate of Incorporation as of the 6th day of November, 2002.

                               WELLCHOICE, INC.


                               By:/s/ Linda V. Tiano
                                  ----------------------------------------------
                               Name: Linda V. Tiano
                               Title: Senior Vice President and General Counsel

                                                                       Exhibit C

     I, Jeremy Wise, the undersigned, Secretary and General Counsel of The New York Public Asset Fund, do hereby certify that the following constitutes a full, true and correct copy of the resolution adopted by The New York Public Asset Fund at its public meeting held on October 7, 2004, relating to the appointment of Mallory Factor as Chair, pursuant to which Mr. Factor assumed all the duties and responsibilities previously granted to the former Chair, and that said resolution has not been amended or rescinded and is in full force and effect on the date hereof.

     IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of February, 2005.


                                        /s/ Jeremy Wise
                                        -----------------------------------
                                        Jeremy Wise
                                        Secretary and General Counsel
                                        The New York Public Asset Fund



Appointment of Mallory Factor as Chair of The New York Public Asset Fund (October 7, 2004)

     WHEREAS, Patrick J. Foye was elected as Chair of The New York Public Asset Fund ("Fund") at its meeting on November 1, 2002 and has tendered his written resignation as Chair effective as of close of business on October 6, 2004; and

     WHEREAS, Section 4.1 of the Bylaws of the Fund specify that the Board shall elect its Chair; and

     WHEREAS, a motion nominating Mallory Factor as Chair has been duly made and seconded:

     NOW THEREFORE, BE IT RESOLVED, that Mallory Factor is elected as the Chair of the Fund; and be it further

     RESOLVED, that as the new Chair of the Fund, Mallory Factor shall assume all of the rights and responsibilities previously granted to the former Chair; and be it further

     RESOLVED, that this resolution shall take effect immediately.